ORBIS

Warsaw, 2005-02-17

United States Securities
and Exchange Commission
Washington D.C. 20549
USA


05006135

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report no 8/2005.
Best regards

Krzysztof Gerula

I Vice-President

PROCESSED
MAR 04 2005
THOMSON
FINANCIAL

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01

Current Report no 8/2005

The Management Board of Orbis S. A. hereby informs that the following shareholders held at least 5% of the total number of votes at the Extraordinary General Meeting of Shareholders of Orbis S.A. dated February 10, 2005:

1) ACCOR S.A. which represented 16 394 151 votes out of the aggregate number of 22 390 044 votes present at the above Meeting.
   The number of 16 394 151 votes represented by ACCOR S.A. at this Meeting accounted for 35.58% of the total number of 46 077 008 votes carried by all the outstanding shares issued by Orbis S.A.

2) ING Nationale – Nederlanden Polska Otwarty Fundusz Emerytalny which represented 2 935 807 votes out of the aggregate number of 22 390 044 votes present at the above mentioned Meeting.
   The number 2 935 807 votes represented by ING Nationale – Nederlanden Polska Otwarty Fundusz Emerytalny at this Meeting accounted for 6.37% of the total number of 46 077 008 votes carried by all the outstanding shares issued by "Orbis" S.A.

3) Globe Trade Centre S.A., which represented 2 303 853 votes out of the aggregate number of 22 390 044 votes present at the above mentioned Meeting.
   The number of 2 303 853 votes represented by Globe Trade Centre S.A. at this Meeting accounted for 5.00% of the total number of 46 077 008 votes carried by all the outstanding shares issued by "Orbis" S.A.



Warszawa,2005-02-11



United States Securities
and Exchange Commission
Washington D.C. 20549
USA

Ref.: 82-5025

Dear Sirs,

Please find enclosed the quarterly report no 4/2005.
Best regards

Krzysztof Gerula

I Vice President

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69


RECEIVED
FEB 2 8 2005
PROCESSING SECTION

Report SA-Q 4/2004

(for issuers of securities with the business profile of production, construction, trade or services)

In accordance with § 57 section 1 item 1 of the Ordinance of the Council of Ministers
dated October 16, 2001 (Journal of Laws no. 139, entry 1569, and no. 31, entry 280 of 2002)

the Board of Directors of **ORBIS S.A.**
submits in public this quarterly report for the IV quarter 2004.

Date submitted: 10.02.2004r.

SELECTED FINANCIAL DATA

	in thousands of PLN		in thousands of EURO	
	4 quarters 2004 ended Dec 31, 2004 cumulative	4 quarters 2003 ended Sept. 30, 2003 cumulative	4 quarters 2004 ended Dec 31, 2004 cumulative	4 quarters 2003 ended Sept. 30, 2003 cumulative
I. Net sales revenues	578 092	575 117	127 948	129 315
II. Operating profit (loss)	45 071	47 642	9 976	10 712
III. Profit (loss) before taxation	56 144	64 047	12 426	14 401
IV. Net profit (loss)	50 338	44 466	11 141	9 998
V. Net cash flows from operating activities	103 201	86 516	22 841	19 453
VI. Net cash flows from investing activities	-83 342	-338 163	-18 446	-76 036
VII. Net cash flows from financing activities	-36 994	151 918	-8 188	34 159
VIII. Total net cash flows	-17 135	-99 729	-3 792	-22 424
IX.. Total assets	1 797 677	1 777 529	440 715	376 835
X. Liabilities and reserve for liabilities	552 378	582 922	135 420	123 579
XI. Long-term liabilities	278 985	314 759	68 396	66 729
XII. Short-term liabilities	156 624	179 064	38 398	37 961
XIII. Shareholders' equity	1 245 299	1 194 607	305 295	253 256
XIV. Share capital	92 154	92 154	22 592	19 537
XV. Number of shares	46 077 008	46 077 008	46 077 008	46 077 008
XVI. Earnings (loss) per ordinary share (in PLN / EUR)	1,09	0,97	0,24	0,22
XVII. Diluted earnings (loss) per ordinary share (in PLN / EUR)				
XVIII. Book value per share (in PLN / EUR)	27,03	25,93	6,63	5,50
XIX. Diluted book value per share (in PLN / EUR)				
XX. Declared or paid-out dividend per ordinary share (in PLN / EUR)				

BALANCE SHEET

	as at Dec. 31, 2004 end of 4 quarter 2004	as at Sept. 30 2004 end of 3d quarter 2004	as at Dec. 31, 2004 end of 4 quarter 2004	as at Sept. 30 2004 end of 3d quarter 2004
Assets				
I. Fixed assets	1 671 368	1 676 048	1 681 494	1 236 529
1. Intangible assets	5 579	5 320	5 006	4 927
- goodwill	0	0	0	46
2. Tangible fixed assets	1 143 169	1 164 431	1 191 202	1 183 305
3. Long-term receivables	485	606	727	886
3.1. From subsidiary and associated companies	485	606	727	848
3.2. From other companies	0	0	0	38
4. Long-term investments	499 219	489 042	472 571	31 295
4.1. Real estste	23 380	14 074	0	0
4.2. Intangible assets	0	0	0	0
4.3. Long-term financial assets	475 204	474 367	472 004	30 900
a) in subsidiary and associated companies	475 173	474 336	470 698	29 594
- shares in companies valued under the equity method	0	0	0	0
b) in other companies	31	31	1 306	1 306
4.4. Other long-term investments	635	601	567	395
5. Long-term deferred expenses	22 916	16 649	11 988	16 116
5.1. Deferred income tax	22 916	16 649	11 988	16 116
5.2. Other deferred expenses	0	0	0	0
II. Current assets	126 309	125 590	96 035	179 931
1. Inventories	8 509	8 787	10 112	10 585
2. Current receivables	29 107	34 979	35 383	43 805
2.1. From subsidiary and associated companies	2 679	2 723	2 601	4 383
2.2. From other companies	26 428	32 256	32 782	39 422
3. Short-term investments	86 936	72 550	47 553	113 291
3.1. Short-term financial assets	83 778	69 392	30 287	96 025
a) in subsidiary and associated companies	20 234	0	0	0

b) in other companies	**50 392**	**59 716**	0	20 765
c) cash and cash equivalents	**13 152**	**9 676**	30 287	75 260
3.2. Other short-term investments	**3 158**	**3 158**	17 266	17 266
4. Short-term deferred expenses	**1 757**	**9 274**	2 987	12 250
Total Assets	**1 797 677**	**1 801 638**	1 777 529	1 416 460
Shareholders' Equity and Liabilities				
I. Shareholders' Equity	**1 245 299**	**1 241 435**	1 194 607	1 212 059
1. Share capital	**92 154**	**92 154**	92 154	92 154
2. Not paid-up share capital (negative value)	**0**	**0**	0	0
3. Own shares in treasury (negative value)	**0**	**0**	0	0
4. Reserve capital	**776 661**	**756 196**	728 270	727 968
5. Revaluation capital	**263 031**	**264 048**	268 100	268 114
6. Other reserve capitals	**63 115**	**63 127**	65 000	65 126
7. Prior years' profit (loss)	**0**	**0**	- 3 383	0
8. Net profit (loss)	**50 338**	**65 910**	44 466	58 697
9. Net profit write-downs during the financial year (negative value)	**0**	**0**	0	0
II. Liabilities and reserves for liabilities	**552 378**	**560 203**	582 922	204 401
1. Reserves for liabilities	**98 469**	**83 113**	75 939	76 205
1.1. Reserve for deferred income tax	**23 170**	**18 640**	14 017	17 698
1.2. Provisions for pension and similar benefits	**37 172**	**35 518**	37 120	36 727
a) long-term provisions	**32 645**	**30 424**	31 262	30 925
b) short-term provisions	**4 527**	**5 094**	5 858	5 802
1.3. Other provisions	**38 127**	**28 955**	24 802	21 780
a) long-term provisions	**0**	**21 142**	20 280	20 002
b) short-term provisions	**38 127**	**7 813**	4 522	1 778
2. Long-term liabilities	**278 985**	**285 296**	314 759	53 101
2.1. To subsidiary and associated companies	**0**	**0**	0	0
2.2. To other companies	**278 985**	**285 296**	314 759	53 101
3. Current liabilities	**156 624**	**169 281**	179 064	56 445
3.1. To subsidiary and associated companies	**111 248**	**113 382**	110 989	384
3.2. To other companies	**38 865**	**47 556**	60 648	46 811
3.3. Special funds	**6 511**	**8 343**	7 427	9 250
4. Accrued expenses and deferred income	**18 300**	**22 513**	13 160	18 650
4.1. Negative goodwill	**0**	**0**	0	0
4.2. Other accrued expenses and deferred income	**18 300**	**22 513**	13 160	18 650
a) long-term accruals	**0**	**0**	144	147
b) short-term accruals	**18 300**	**22 513**	13 016	18 503
Total Shareholders' Equity and Liabilities	**1 797 677**	**1 801 638**	1 777 529	1 416 460

Book value	**1 245 299**	**1 241 435**	1 194 607	1 212 059
Number of shares	**46 077 008**	**46 077 008**	46 077 008	46 077 008
Book value per share (in PLN) - basic	**27,03**	**26,94**	25,93	26,31
Diluted number of shares				
Book value per share (in PLN) - diluted				

OFF-BALANCE-SHEET ITEMS

	as at Dec. 31, 2004 end of 4 quarter 2004	**as at Sept. 30 2004 end of 3d quarter 2004**	as at Dec. 31, 2004 end of 4 quarter 2004	as at Sept. 30 2004 end of 3d quarter 2004
1. Contingent receivables	**0**	**0**	0	0
1.1. From subsidiary and associated companies (due to)	**0**	**0**	0	0
- guarantees received				
-				
1.2. From other companies (due to)	**0**	**0**	0	0
- guarantees received	**0**	**0**	0	0
-				
2. Contingent liabilities	**5 460**	**5 460**	4 438	4 438
2.1. In favour of subsidiary and associated companies (due to)	**5 460**	**5 460**	4 438	4 438
- guarantees extended	**5 460**	**5 460**	4 438	4 438
-				
2.2. In favour of other companies (due to)	**0**	**0**	0	0
- guarantees extended	**0**	**0**	0	0
-				
3. Other (due to)	**0**	**0**	0	0
-				
Total off-balance-sheet items	**5 460**	**5 460**	4 438	4 438

PROFIT AND LOSS ACCOUNT

	4 quarter ended Dec. 31, 2004	4 quarters ended Dec 31, 2004 cumulative	4 quarter ended Dec. 31, 2003	4 quarters ended Dec 31, 2003 cumulative
I. Net sales revenues	124 289	578 092	133 275	575 117
- of which sales to subsidiary and associated companies	6 792	37 393	6 083	33 260
1. Net sales of products	123 262	573 835	132 083	570 228
2. Net sales of merchandise and raw materials	1 027	4 257	1 192	4 889
II. Cost of products, merchandise and raw materials sold	108 508	398 409	105 773	398 590
- of which sold to subsidiary and associated companies	513	9 346	8 066	19 367
1. Cost of products sold	108 255	397 346	105 446	397 144
2. Cost of merchandise and raw materials sold	253	1 063	327	1 446
III. Gross profit (loss) on sales (I-II)	15 782	179 683	27 503	176 527
IV. Distrubution expenses	10 757	39 553	11 131	38 728
V. General administrative expenses	22 631	87 936	21 770	81 058
VI. Profit (loss) on sales (III-IV-V)	- 17 606	52 194	- 5 398	56 741
VII. Other operating income	35 892	47 328	3 018	10 088
1. Gain on disposal of non-financial fixed assets	12 752	17 922	378	474
2. Subsidies	6	23	6	23
3. Other operating income	23 134	29 383	2 634	9 591
VIII. Other operating expenses	37 438	54 451	4 363	19 187
1. Loss on disposal of non-financial fixed assets	0	0	0	0
2. Reveluation of non-financial fixed assets	- 1 769	1 185	986	1 998
3. Other operating costs	39 207	53 266	3 377	17 189
IX. Operating profit (loss) (VI+VII-VIII)	- 19 152	45 071	- 6 743	47 642
X. Financial income	20 091	55 601	61	28 939
1. Equity income – dividends	- 0	11 827	118	1 566
- of which from subsidiary and associated companies	0	11 827	118	1 566
2. Interest receivable	440	1 140	234	2 409
- of which from subsidiary and associated companies	289	456	22	38
3. Gain on disposal of investments	937	1 330	195	23 481
4. Reveluation of investments	243	506	- 112	0
5. Other financial income	18 471	40 798	- 374	1 483
XI. Financial expenses	22 588	44 528	10 441	12 539
1. Interest payable	3 983	15 275	2 601	3 453
- of which to subsidiary and associated companies	1 892	6 728	0	0
2. Loss on disposal of investments	0	0	0	0
3. Reveluation of investments	736	2 011	0	282
4. Other financial expenses	17 869	27 242	7 840	8 804
XII. Profit (loss) on ordinary activities (IX+X-XI)	- 21 649	56 144	- 17 124	64 042
XIII. Result of extraordinary itms (XIII.1. - XIII.2.)	- 4	0	0	5
1. Extraordinary gains	- 19	0	0	63
2. Extraordinary losses	- 15	0	0	58
XIV. Profit (loss) before taxation (XII+/-XIII)	- 21 653	56 144	- 17 124	64 047
XV. Corporate income tax	- 6 082	5 806	- 2 893	19 581
a) current portion	- 2 570	9 356	- 3 339	17 248
b) deferred portion	- 3 512	- 3 550	447	2 333
XVI. Other obligatory profit decreases (loss increases)	0	0	0	0
XVII. Share in net profits (losses) of companies valued under the equity method	0	0	0	0
XIX. Net profit (loss) (XIV-XV-XVI+/-XVII)	- 15 571	50 338	- 14 231	44 466

Net profit (loss) (on annual basis)		50 338		44 466
Weighted average number of ordinary shares		46 077 008		46 077 008
Earning (loss) per ordinary share (in PLN) - basic		1,09		0,97
Diluted weighted average number of ordinary shares				
Earning (loss) per ordinary share (in PLN) - diluted				

STATEMENT OF SHAREHOLDERS' EQUITY

	4 quarter ended Dec. 31, 2004	4 quarters ended Dec 31, 2004 cumulative	4 quarter ended Dec. 31, 2003	4 quarters ended Dec 31, 2003 cumulative
I. Shareholders' Equity at the beginning of period (opening balance)	1 241 435	1 194 607	1 212 059	1 170 396
a) changes in accepted accounting principles (polices)	0	0	0	0
b) corrections of material faults	0	0	0	- 3 383
I. Shareholders' Equity at the beginning of period (opening balance), after restatement to comparative data	1 241 435	1 194 607	1 212 059	1 167 013
1. Share capital at the beginning of period	92 154	92 154	92 154	92 154
1.1. Changes in share capital	0	0	0	0
a) additions, of which:	0	0	0	0
- issuance of shares	0	0	0	0
-	0	0	0	0
b) reductions, of which:	0	0	0	0
- retirement of shares	0	0	0	0
-	0	0	0	0
1.2. Share capital at the end of period	92 154	92 154	92 154	92 154
2. Not paid-up share capital at the beginning of period	0	0	0	92 154
2.1. Changes in not paid-up share capital	0	0	0	92 154
a) additions, of which:	0	0	0	0
-	0	0	0	0
b) reductions, of which:	0	0	0	0
-	0	0	0	0
2.2. Not paid-up share capital at the end of period	0	0	0	0
3. Own shares in treasury at the beginning of period	0	0	0	0
3.1. Changes in own shares in treasury	0	0	0	0
a) additions, of which:	0	0	0	0
-	0	0	0	0
b) reductions, of which:	0	0	0	0
-	0	0	0	0
3.2. Own shares in treasury at the end of period	0	0	0	0
4. Reserve capital at the beginning of period	756 196	728 270	727 968	708 078
4.1. Changes in reserve capital	20 465	48 391	302	20 192
a) additions, of which:	20 465	51 773	302	20 192
- additional paid-in capital from issuance of shares	0	0	0	0
- distribution of profit (by law)	0	0	0	0
- distribution of profit (in excess of value required by law)	0	28 800	0	19 308
- transfer from revaluation capital	20 458	21 093	176	557
- sale of the right to perpetual usufruct of land	7	1 880	126	327
b) reductions, of which:	0	- 3 382	0	0
- coverage of loss	0	- 3 382	0	0
-				
4.2. Reserve capital at the end of period	776 661	776 661	728 270	728 270
5. Revaluation capital at the beginning of period	264 048	268 100	268 114	269 862
5.1. Changes in revaluation capital	- 1 017	- 5 069	- 14	- 1 762
a) additions, of which:	21 216	21 216	162	667
- revaluation of value of the right to perpetual usufruct of land	9 339	9 339	162	162
- reversal of fixed assets revaluation	11 877	11 877	0	505
b) reductions, of which:	- 22 233	- 26 285	- 176	- 2 429
- sale or disposal of tangible fixed assets	- 20 458	- 21 093	- 176	- 557
- reserve for deferred income tax charged to capital	- 1 775	- 1 775	0	0
- reclassification of investments	0	0	0	- 1 872
-revaluation of fixed assets	0	- 3 417	0	0
5.2. Revaluation capital at the end of period	263 031	263 031	268 100	268 100
6. Other reserve capital at the beginning of period	63 127	65 000	65 126	0
6.1. Changes in other reserve capital	- 12	- 1 885	0	65 000
a) additions, of which:	0	0	0	65 327
- distribution of profit	0	0	0	65 327
b) reductions, of which:	- 12	- 1 885	- 126	- 327
-sale of the right to perpetual usufruct of land	- 7	- 1 880	- 126	- 327
- waive the right to perpetual usufruct	- 5	- 5	0	0
6.2. Other reserve capital at the end of period	63 115	63 115	65 000	65 000
7. Prior years' profit (loss) at the beginning of period	41 083	41 083	100 302	100 302
7.1. Prior years' profit at the beginning of period	44 466	44 466	100 302	100 302
a) changes in accepted accounting principles (polices)	0	0	0	0
b) corrections of material faults	0	0	0	0
7.2. Prior years' profit at the beginning of period, after restatement to comparative data	44 466	44 466	100 302	100 302
a) additions, of which:	65 910	0	58 697	0
- distribution of prior years' profit	0	0	0	0
- prior quarter's profit	65 910	0	58 697	0
b) reductions, of which:	- 44 466	- 44 466	- 100 302	- 100 302
- distribution of prior years' profit	- 44 466	- 44 466	- 100 302	- 100 302

7.3. Prior years' profit at the end of period	**65 910**	**0**	58 697	0
7.4. Prior years' loss at the beginning of period	**0**	**3 383**	0	0
a) changes in accepted accounting principles (polices)	**0**	**0**	0	0
b) corrections of material faults	**0**	**0**	3 383	3 383
7.5. Prior years' loss at the beginning of period, after restatement to comparative data	**0**	**3 383**	3 383	3 383
a) additions, of which:	**0**	**0**	0	0
- transition of prior years' loss to be covered	**0**	**0**	0	0
- prior quarter's loss	**0**	**0**	0	0
b) reductions, of which:	**0**	**- 3 383**	0	0
- coverage from reserve capital	**0**	**- 3 383**	0	0
- covarage from net profit	**0**	**0**	0	0
7.6. Prior years' loss at the end of period	***0***	***0***	*3 383*	*3 383*
7.7. Prior years' profit (loss) at the end of period	**65 910**	**0**	55 314	- 3 383
8. Net profit (loss)	**- 15 572**	**50 338**	- 14 231	44 466
a) net profit	**- 15 572**	**50 338**	- 14 231	44 466
b) net loss	**0**	**0**	0	0
c) charges on the profit	***0***	***0***	*0*	*0*
II. Shareholders' Equity at the end of period (closing balance)	**1 245 299**	**1 245 299**	1 194 607	1 194 607
III. Shareholders' Equity adjusted by the proposed distribution of profit (coverage of loss)	**0**	**0**	0	0

CASH FLOW STATEMENT

	4 quarter ended Dec. 31, 2004	**4 quarters ended Dec 31, 2004 cumulative**	4 quarter ended Dec. 31, 2003	4 quarters ended Dec 31, 2003 cumulative
A. Cash flows from operating activities - direct method				
I. Cash provided by operating activities				
1. Sales revenues				
2. Other income from operating activities				
II. Cash used in operating activities				
1. Goods and services purchased				
2. Net salaries and wages				
3. Social and health security, other benefits				
4. Taxes and charges				
5. Other operating expenses				
III. Net cash flows from operating activities (I-II)				
A. Cash flows from operating activities - indirect method				
I. Net profit (loss)	**- 15 572**	**50 338**	- 14 231	44 466
II. Total adjustments	**20 350**	**52 863**	41 461	42 050
1. Share in net (profits) losses of companies valued under the equity method	**0**	**0**	0	0
2. Depreciation and amortisation	**23 066**	**61 678**	13 049	51 318
3. (Gain) loss on foreign exchange differences	**- 18 040**	**- 38 981**	12 458	12 450
4. Interest and dividends	**3 710**	**2 467**	1 586	1 532
5. (Gain) loss on investing activities	**- 10 282**	**- 14 923**	- 234	- 23 605
6. Change in provisions	**13 582**	**20 756**	- 251	1 038
7. Change in inventories	**278**	**1 603**	245	1 205
8. Change in receivables	**5 865**	**8 516**	10 365	2 165
9. Change in current liabilities (excluding loans and bank credits)	**- 6 348**	**- 7 516**	- 1 983	- 6 489
10. Change in deferred and accrued expenses	**- 4 632**	**- 6 227**	6 226	2 998
11.Other adjustments	**13 151**	**25 490**	0	- 562
III. Net cash flows from operating activities (I+/-II)	**4 778**	**103 201**	27 230	86 516
B. Cash flows from investing activities				
I. Cash provided by investing activities	**478 026**	**619 450**	41 038	505 882
1. Disposal of intangible assets and tangible fixed assets	**40 263**	**48 118**	235	825
2. Disposal of investments in real-estate and intangible assets	**0**	**0**	0	0
3. From financial assets, of which:	**0**	**9 580**	2	22 611
a) in subsidiary and associated companies	**0**	**9 580**	2	595
- disposal of securities	**0**	**0**	0	0
- dividends and shares in profits	**0**	**9 580**	2	595
- long-term loans collected	**0**	**0**	0	0
- interest received	**0**	**0**	0	0
- other income from financial assets	**0**	**0**	0	0
b) in other companies	**0**	**0**	0	22 016
- disposal of securities	**0**	**0**	0	22 016
- dividends and shares in profits	**0**	**0**	0	0
- long-term loans collected	**0**	**0**	0	0
- interest received	**0**	**0**	0	0
- other income from financial assets	**0**	**0**	0	0
4. Other investing income	**437 763**	**561 752**	40 801	482 446
II. Cash used in investing activities	**- 469 358**	**- 702 792**	- 290 908	- 844 045

1. Purchases of intangible assets and tangible fixed assets	- 20 021	- 43 621	- 24 380	- 116 788
2. Purchases of investments in real-estate and intangible assets	0	0	0	0
3. For financial assets, of which:	- 3 841	- 29 840	- 246 576	- 246 576
a) in subsidiary and associated companies	- 3 841	- 29 840	- 246 576	- 246 576
- acquisition of securities	- 3 499	- 28 254	- 246 576	- 246 576
- long-term loans granted	- 342	- 1 586	0	0
b) in other companies	0	0	0	0
- acquisition of securities	0	0	0	0
- long-term loans granted	0	0	0	0
4. Other investing expenses	- 445 496	- 629 331	- 19 952	- 480 681
III. Net cash flows from investing activities (I-II)	8 668	- 83 342	- 249 870	- 338 163
C. Cash flows from financing activities				
I. Cash provided by financing activities	0	0	179 568	179 568
1. Issuance of shares and other capital securities and additional paid-in capital	0	0	0	0
2. Bank credits and loans contracted	0	0	179 568	179 568
3. Issuance of debt securities	0	0	0	0
4. Other financial income	0	0	0	0
II. Cash used in financing activities	- 9 970	- 36 994	- 1 901	- 27 650
1. Acquisition of own shares	0	0	0	0
2. Dividends and other payments to shareholders	0	- 15 666	0	- 15 667
3. Profit distribution expenses other than payments to shareholders	0	0	0	0
4. Payments of bank credits and loans	- 2 753	- 5 746	- 1 249	- 9 390
5. Redemption of debt securities	0	0	0	0
6. Payments of other financial liabilities	0	0	0	0
7. Finance lease commitments paid	0	0	0	0
8. Interest paid	- 7 217	- 15 582	- 652	- 2 593
9. Other financial expenses	0	0	0	0
III. Net cash flows from financing activities (I-II)	- 9 970	- 36 994	177 667	151 918
D. Total net cash flows (A.III+/-B.III+/-C.III)	3 476	- 17 135	- 44 973	- 99 729
E. Change in balance-sheet cash and cash equivalents	3 476	- 17 135	- 44 973	- 99 729
- of which change in cash and cash equivalents due to foreign exchange differences	0	0	0	0
F. Cash and cash equivalents - beginning of period	9 676	30 287	75 260	130 016
G. Cash and cash equivalents - end of period (F+/-D)	13 152	13 152	30 287	30 287
- of which those with restricted availability	0	0	0	0

Notes to the report for the 4th quarter of 2004

1. Background

1.1 The report in question sets out the balance sheet according to the accounting books as at December 30, 2004 and 2003, as at September 30, 2004 and 2003, the profit and loss account, the cash flow statement and statement of shareholders' equity for the 4th quarter of 2004 and 2003 and cumulatively for the four quarters.
The report in question covers the aggregate figures reported by all the organizational units that keep separate accounts and that altogether constitute the company Orbis S.A.

1.2 The financial statements have been prepared on the assumption that the Company will further continue its business operations.

2. The following accounting principles have been applied for the purpose of preparing the financial statements for the 4th quarter of the year 2004:

2.1 Basis for preparation of the financial statements

The financial statements of Orbis S.A. were prepared on the basis of accounting books kept in accordance with the Polish Accounting Standards, i.e. the Polish Accounting Act of September 29, 1994, as further amended. The principle of historic cost accounting was adopted for the purpose of preparing the financial statements.

2.2 Intangible fixed assets

The intangible fixed assets shown in the financial statements have been valued at their acquisition cost or cost of manufacture less cumulative depreciation write-offs calculated according to the rates reflecting their usable life and less write-offs for a permanent impairment.

2.3 Tangible fixed assets and depreciation

Fixed assets are valued as at the date of their entry into accounting books at acquisition price or manufacture cost. Fixed assets obtained gratuitously are valued at the net selling price of the same or a similar component of fixed assets.

As at the balance sheet day, fixed assets are valued at acquisition cost or cost of manufacture or at re-assessed value (following revaluation of fixed assets) less accrued depreciation write-offs and write-offs for a permanent impairment.

Fixed assets have been revalued from time to time in the past according to their market value or indices announced by the President of the Main Statistical Office. The net result of fixed assets revaluation is appropriated directly to the Company's reserves. The last revaluation of the fixed assets was performed as at January 1, 1995.

Work in progress is appraised at the acquisition price or cost of manufacture, taking into account the cost of servicing liabilities taken for the purposes of their financing and related exchange rate differences minus revenues derived therefrom. In case of a permanent impairment of a fixed asset under construction, its value is re-estimated so that it equals the net selling price or, in the absence of the net selling price, the fair value of the fixed asset determined otherwise.

The titles to the perpetual usufruct of land reported for the first time in the balance sheet, due to the fact that the land has been gratuitously acquired from the local administrative authorities, have been recorded at prices stated in the decisions of the local administrative authorities, issued at the time of hand-over of these titles, that constitute the basis for the calculation of an initial fee for the use of this land. The value of the title to perpetual usufruct is not depreciated.

The housing cooperative member's title to buildings and premises has been reported at the acquisition price.

2.4. Depreciation

The rate of depreciation reflecting the useful life of a given assets component is determined as at the date of acquisition of a component of intangible fixed assets and fixed assets.

The useful life of a component of fixed assets serves as the basis for the establishment of a period and rate of depreciation of intangible fixed assets as well as the period, the annual rate and method of depreciation of fixed assets.

Depreciation write-offs and the final write-offs are made, starting from the first day of the month following the month in which a given asset was accepted for use, until the end of the month in which the value of depreciation write-off became equal to its initial value or in which an asset was designed for liquidation, sold or its shortage was reported.

2.5 Long-term investments

Long-term investments comprise assets acquired by the Company for the purposes of deriving economic benefit, among others real property, long-term financial assets (shares and interest in other companies and long-term securities), intangibles as well as works of art. As at the acquisition date they are reported according to the price of acquisition or price of purchase, if the costs of concluding and settling the transaction are insignificant.

As at the balance sheet day they are valued at the market price appraised on the basis of a valuation performed by an independent expert, except for works of art, the value of which is specified in specialist catalogues and for the building of the Bristol hotel that, owing to the absence of a reliable market valuation as at the balance sheet date, are reported at the acquisition price or cost of manufacture.

The titles to the perpetual usufruct of land reported for the first time in the balance sheet and classified as long-term investments are accounted for at prices stated in first decisions issued by local administrative authorities constituting the basis for the calculation of an initial fee for the use of this land, as at the balance sheet date they are appraised to reflect their market value.

2.6 Interest in subsidiaries, affiliates and associated companies

Interest in subsidiaries, affiliates and associated companies regarded as fixed assets have been valued at acquisition cost less depreciation write-offs for a permanent impairment.

2.7 Short-term investments

Short-term investments in non-financial assets are reported as at the date of their acquisition at acquisition cost or purchase price if the costs of concluding and settling the transaction are insignificant. As at the balance sheet day, they are valued at the acquisition cost or market value (fair value), whichever is lower, while short-term investments for which no active market can be found are determined otherwise according to their fair value.

The titles to the perpetual usufruct of land reported for the first time in the balance sheet and classified as short-term investments have been recorded at prices stated in the first decisions of the local administrative authorities that constitute the basis for the calculation of an initial fee for the use of this land.

2.8 Derivatives

Derivatives are reported when the Company becomes a party to a binding contract.

As at the balance date derivatives are appraised at their fair value. Derivatives with fair value exceeding "zero" are treated as financial assets, while derivatives with negative fair value are reported as financial liabilities.
Profit or loss derived from derivatives is reported in financial income or expenses, accordingly and, in the cash flow statement as a flow from operating activities.

2.8.1 Derivatives incorporated in contracts

Derivatives incorporated in contracts are based on contractual stipulations contained in executed agreements, by virtue of which a part or all cash flows derived from the given contract change in a manner similar to that which would have been caused by standalone derivatives. They form part of the so-called basic contracts. Derivative instruments incorporated in lease contracts made in a currency typical for such transactions (US$) are not recognized.

2.9 Receivables and liabilities

Receivables and liabilities, save for those resulting from financial instruments, are valued, as at the date of their entry into accounting books, at their nominal value, with due adherence to the principle of prudence. Receivables and liabilities are reported at the actual value due to be paid.

Transactions in foreign currencies are reported as at the payment date according to the average rate of exchange of the given currency quoted by the National Bank of Poland (NBP) unless other exchange rate was specified in a customs declaration or other document binding upon a given company. As at the date of preparation of the financial statements, all receivables and liabilities denominated in foreign currencies are valued (converted) according to the average exchange rate quoted by the National Bank of Poland on the last day of the reporting period.

Receivables are revalued considering the degree of probability that the debt is collectible by way of a revaluation write-off to reduce the value of receivables. Revaluation write-offs are made for receivables:

- due from debtors that have been put into liquidation or bankruptcy,

- due from debtors involved in financial composite agreement proceedings with creditors or undergoing conciliatory proceedings,
- questioned by debtors (litigious),
- due from debtors involved in remedial proceedings,
- under litigation,

up to 100% of the amount due.

Furthermore, the following general revaluation write-offs are made to update receivables that have been:

- overdue for 6 – 9 months – up to 50% of the amount due,
- overdue for 9 – 12 months – up to 80% of the amount due,
- overdue for over 12 months – up to 100% of the amount due.

2.10 Inventories

Tangible current assets are appraised at the mean weighted acquisition price at the date of their acquisition. The acquisition cost (cost of transport, storage, etc.) of raw materials, semi-products, packing and goods is posted to costs in its entirety at the moment of payment. The weighted mean acquisition price is applied for the purposes of valuation of outgoing raw materials, semi-products and packing.

During the reporting period, products in hotel shops are valued at their inventory price determined at the level of a retail price comprising the purchase price, the trade margin and the output VAT. As at the balance sheet date, the value of inventories is adjusted to take into account the VAT and the deflections from the trade margin, hence as a result the value of goods reaches the purchase price.

Tangible current assets are reported at the purchase price or net sale price, whichever is lower.
If an event that permanently reduces the value of inventories occurs during the financial year, revaluation write-offs are made.

2.11 Cash and cash equivalents

As at the balance sheet date, cash and cash equivalents denominated in PLN are appraised according to their nominal value, while cash and cash equivalents denominated in foreign currencies are converted into PLN at the average exchange rate of National Bank of Poland, except for cash in the exchange offices, that is valued at purchase price, not exceeding the average exchange rate of the National Bank of Poland (NBP) fixed for that day.

2.12 Deferred expenses, accrued expenses and deferred income

As at the balance day, deferred expenses are reported according to their initial value less write-offs that had been posted to expenses by the balance sheet day. Deferred income is reported, as at the balance sheet day, at their initial value less write-offs, made prior to the balance sheet day, reflecting the deletion of deferred income item that would either generate income or be posted to capital.

Deferred income is reported according to the principle of prudence and includes, in particular, the equivalent of payments received or due from business partners for services which will be provided in the next reporting periods or cash received to finance

the acquisition or manufacturing of fixed assets, equivalent of fixed assets under construction acquired gratuitously, fixed assets and intangibles and a negative goodwill.

Accrued expenses are accounted according to the value of probable liabilities relating to the given reporting period, resulting in particular from services provided by business partners.

2.13 Deferred income tax

Deferred income tax assets are determined as being equal to the amount estimated to be deducted from the income tax in the future as a result of temporary differences in minus, which would in the future reduce the taxation base, as well as the value of a tax loss that may be deducted in the future, calculated according to the principle of prudence.
The main factors that affect the occurrence of negative temporary differences are as follows:

- applying tax depreciation rate which is lower than the rate applied for accounting purposes,
- accrued but unpaid interest on loans, under executed contracts,
- accrued unrealized negative foreign exchange differences,
- set up provisions for anticipated liabilities and losses, including cost-related provisions, which are certain to generate a tax cost at the time of their use,
- assets revaluation write-offs that have already been made, but in the future would reduce the taxation base.

Provision for deferred income tax is set up in the amount of the income tax to be due in the future in connection with the occurrence of positive foreign exchange differences, i.e. differences that would bring about an increase in the taxation base in the future.
The main factors affecting the creation of positive temporary differences include:

- applying a higher depreciation rate for tax purposes than for accounting purposes,
- reporting income on unpaid interest on loans granted or other financial assets,
- accrued unrealized positive foreign exchange differences,
- assets revaluation up to the fair value exceeding their acquisition value.

The amount of a provision and assets for the deferred income tax is determined, as at the balance sheet day, in consideration of income tax rates applicable in the year in which the tax liability originated, as a product of the sum of temporary differences (positive and negative, accordingly) and the income tax rate applicable in the year in which the tax liability originated.

Deferred tax on income and expenses posted directly to shareholders' equity is also posted that equity.

2.14 Equity

Equity and other assets and liabilities are assessed at their nominal value.
The share capital of Orbis S.A. is reported according to the amount specified in an agreement or Statutes and entered in the court register. The share capital must be valued at least as often as any change in its nominal value occurs. The reserve capital is created from write-offs from net profit.

Reserves are created, independently of the reserve capital, from net profit up to the amount determined by the General Meeting of Shareholders.

The revaluation reserve capital is set up as at the day of:
- fixed assets revaluation performed in the Company pursuant to separate provisions of the law;
- valuation of long-term investments in financial and non-financial assets over and above their initial value (valuation at fair value);
- reporting of a surplus of a nominal value of taken up shares/interest over the value of property contributed in return;
- reporting of the amount of the deferred income tax settled with the revaluation reserve capital;

Other reserve capitals are created in the amount equivalent to the value of titles to the perpetual usufruct of land granted to Orbis S.A. by virtue of decisions of the local administrative authorities and entered for the first time in the balance sheet as assets at prices stated in the first decisions of the local administrative authorities that constitute the basis for the calculation of an initial fees for the use of this land. The value of the reserves may not be reclassified as reserve capital, except when the titles to the perpetual usufruct of land are sold.

2.15 Provisions

Provisions are set up for future liabilities that are certain or highly likely to arise and the amount of which can be reliably assessed.
Provisions for liabilities are created and classified depending on the reason for their creation in the following groups:
- provisions for current and deferred income tax;
- provisions for liabilities, particularly losses incurred in the course of on-going business transactions, including those under guarantees given, sureties, loan operations, and results of pending court proceedings and for liabilities for retirement severance pays and similar performances;
- restructuring provisions.

Provisions are created in a justified and reasonably assessed amounts as at the date of the occurrence of an event making it necessary for such a provision to be set up, not later however than at the end of the reporting period. As at the balance sheet day, the balance of provisions is verified and appropriate adjustments are made, if necessary, so that the balance of provisions reflects the current, most reliable assessment of its value.

2.16 Principles of determining the income

In Orbis S.A., the net income is an outcome of:

a) operating income:
  - income (loss) on basic operating activities,
  - income (loss) on other operating activities,

b) income on financial operations,

c) extraordinary items,

d) obligatory charges on income in the form of the income tax paid by Orbis S.A. and equivalent payments due by virtue of separate regulations, broken down into:

- current income tax resulting from the taxation base;
- deferred income tax representing a change of the balance of assets and provisions for the deferred income tax.

The income on basic operating activities constitutes a difference between income and expenses generated and incurred in relation to the basic operating activities of the Company. Sales of services are valued according to services rendered.

The income on other operating activities constitutes a difference between income and expenses directly relating to the basic operating activities of the company. Other operating income and expenses embrace the following:

- income and expenses being a result of ongoing events that took place in the course of the reporting period,
- income and expenses being a result of alterations in estimates made at the valuation of assets and liabilities other than financial liabilities,
- income derived from profits generated in the preceding years being posted forward.

The income on financial operations constitutes a difference between financial income and financial expenses comprising the following groups:

- income from interest, dividends and other benefits resulting from keeping financial assets;
- costs of discount and interest on financial liabilities,
- income in the form of interest on trade debtors and other receivables, other than those treated as financial assets and costs of interest on trade creditors and other liabilities not posted to financial liabilities,
- income on and costs of foreign exchange differences,
- income from the reinstatement of the value of financial assets up to the amount of write-off for impairment previously posted to financial expenses,
- costs of estimates and changes thereof at the time of valuation of assets and financial liabilities,
- income relating to the increase in the value of short-term financial assets over their initial value up to their market price value,
- income on the sale of investments, as broken down to income on the sale of investments in financial and non-financial assets and costs of sale of financial assets,
- costs of current transactions connected with financial operations.

Extraordinary items represent a difference between profits and losses being a result of occurrence of events that are difficult to be foreseen, not connected with the operating activities of an entity and not related to the general risk of conducting operations. It applies particularly to disasters, fires, floods and other Acts of God. The result on extraordinary operations includes profits or losses generated in the current period that occurred as a result of Acts of God.

Current income tax, charged to the financial result of the reporting period, is determined according to the amount of income tax due, as shown on the tax return for the current reporting period, net of the amount of the current income tax for past years if it is classified as a material (fundamental) fault which is reported in shareholders' equity as

an adjustment of profit/loss from past years. According to the Polish regulations, the Company calculates the income tax liabilities for the year 2004 at 19% of its taxable income.

Deferred income tax charged to the financial result of the reporting period constitutes a change in assets and provisions for deferred income tax being a result of events reported in the financial result covering that period.

3. Information concerning adjustments for provisions, provision as well as deferred income tax assets and revaluation write-offs made.

a) In the current quarter the Company set up or revalued provisions for the following future expenditure and liabilities:
   - a provision for jubilee awards, retirement severance pays and disability pensions of PLN 1,293 thousand was used in the 4th quarter of 2004. Meantime an additional provision calculated on the evidence of the same basis and criteria as in the previous periods has been set up. Consequently, as at the end of the current quarter, the provision totaled PLN 37,172 thousand,
   - taking into account all the risks connected with the "Europejski Hotel" the Company set up a provision in the total amount of PLN 30,480 thousand, concerninig:
     - possible taking HESA's claims into consideration ,
     - a return of the building to the former owners,
     - costs of employment restructuring,
     - other expenditures connected with the end of the dispute .

At the same time, the Company liquidated a provision set up for possible claims to Warimpex –Leasing AG in the amount of PLN 20,280 thousand and made a contra-entry in a part of provision set up in 2004 amounting to PLN 1,191 thousand due to the limitation of grounds for advancing the above mentioned claims.

b) Provision and assets for deferred income tax.
The amounts of provisions and assets for deferred income tax were revalued in the current quarter to take into account temporary differences in the income tax.
The provision for deferred income tax increased by PLN 4,530 thousand in the 4th quarter of 2004.
In the 4th quarter of 2004, assets for deferred income tax grew by PLN 6,267 thousand.

c) In the current quarter, the Company revalued the following assets:
   - the value of long-term investment consisting in the perpetual usufruct of Bristol Hotel was brought to reflect its fair value, increasing its value by PLN 9,306 thousand.
   - a write-off to revalue long-term financial assets in the amount of PLN 736 thousand was made.

4. The Management Board's position as regards the possibility of generating results in a given year in accordance with previously published projections, in the light of results presented in the quarterly report as compared to projected results.

The Management Board of Orbis S.A. did not publish any projections as regards the Company's results.

5. Analysis of figures reported in the balance sheet

The balance sheet total as at the end of the 4th quarter of 2004 did not show any material differences as compared to the balance as at the end of the preceding quarter. At the same time, the difference disclosed in the preceding quarterly reports as compared to the corresponding periods of 2003 leveled, the said difference was brought about predominantly by the transaction of acquisition of shares of Hekon – Hotele Ekonomiczne S.A. executed at the end of the preceding year.

Assets:
Owing to specific features of Company's business, the structure of Orbis S.A. assets is considerably stable. Traditionally, the structure of Orbis S.A. assets is dominated by fixed assets (93.0% of total assets), with the prevailing share contributed by the tangible fixed assets (68.4% of fixed assets) – chiefly hotel buildings and land. In current assets, the dominant item is the short-term investments (68.8% share in current assets), followed by current receivables (23.0%).

As at the end of the 4th quarter of 2004, the level of fixed assets did not change significantly as compared to the 4th quarter of the preceding year. At the same time, no major changes were reported as compared to the end of the preceding quarter of 2004.

In the 4th quarter of 2004, a growth in the value of long-term investments in real property may be reported as compared to the corresponding period of past year. This is a result of reclassification, as early as at the semi-annual period of 2004, of short-term investments into long-term titles to the usufruct of land and the real property of the Bristol Hotel developed thereon, that has been designed to be leased and is not anticipated to be sold within the period of 12 months as from the balance-sheet date. In the current quarter the title to perpetual usufruct of Bristol Hotel was valued to reflect its fair value, which translated into a 66.1% growth in the value of investments in real property as compared to the end of the preceding quarter.

The Company's current assets went up by 31.3% as compared to the year 2003.

The most substantial, nearly three-fold, change concerns short-term financial assets The said change was brought about as a result of reporting items in the balance sheet that were non-existent at the end of past year. These include, first and foremost, securities recognized as short-term deposits that are held for sale. The second item is a loan extended to a subsidiary Orbis Transport Sp. z o.o. amounting to PLN 20,234 thousand (including interest accrued as at the balance sheet date).

Moreover, continued pursuance of the Company's inventories-reduction policy resulted in a substantial decrease in inventories (by 15.9%) as compared to the end of the 4th quarter of 2003.

At the same time, current assets may be observed to remain at the level reported at the end of the preceding quarter.

This was not affected by a drop in short-term receivables; the said drop becoming a steady tendency. The current period saw a decline by 16.7% as compared to the end of the preceding quarter, on which the level of revenues from the sale of services, slightly lower than in the preceding period, may have a bearing. However, a simultaneous 17.7% decrease as compared to the corresponding period of 2003 indicates a long-term nature of this trend, undoubtedly resulting from successful debt recovery policy pursued by the Company, thus confirming its efficiency.

Shareholder's equity and liabilities

In the current quarter, shareholders' equity accounted for 69.2% of total liabilities. As at the end of the 4th quarter of 2004, the share capital constituted 7.4% of the shareholders' equity; reserve capital accounted for 62.4%, the revaluation reserve capital for 21.1%, while other reserve capitals for 5.1%.

The value of the share capital did not change. As compared to the end of the 4th quarter 2003, reserve capital grew by 6.6% while the revaluation reserve capital went down by 1.9%. Reserves, set up in the amount equivalent to the value of the titles to perpetual usufruct of land, which until January 1, 2002, had been reported in an off-balance sheet register, remained at the level disclosed as at the end of the preceding quarter, but went down by 2.9% as compared to the corresponding period of past year.

Changes in capitals are predominantly related to appropriations within the shareholders' equity connected with the sale of fixed assets and covering past year's loss with the funds from reserve capital as well with distribution of profit generated in the year 2003 and allocating it for the reserve capital and payment of dividend.

Liabilities and provisions account for 30.7% of total liabilities. Provisions for liabilities account for 17.8% of the total liabilities, long-term liabilities account for 50.5% while short-term liabilities constitute 28.4%. Accrued expenses and deferred income account for 3.3% of liabilities and provisions for liabilities.

At the end of the 4th quarter of 2004, the value of provisions for liabilities changed by 29.7% as compared to the end of past year and by 18.5% in the 4th quarter alone. The most substantial changes were reported in the "other reserves" item that grew by 53.7% when compared to the year 2003 and by 31.7% in the quarter under discussion. In connection with the expiry of rights to advance claims under a contract executed with Warimpex – Leasing AG, the long-term provision set up for that purpose was liquidated. At the same time, the amount of possible liabilities arising out of the use of the disputable Europejski Hotel has been re-assessed and the provision appropriated for that purpose has been increased. Information pertaining to these issues has been presented in point 3 to the notes to the report.

No substantial changes occurred in respect to the provision for pension and similar benefits, on the other hand, as compared to past year a 65.3% growth was also reported in the provision for deferred income tax due to higher level of positive temporary differences.

Long-term liabilities fell by 11.4% during last 12 months and by 2.2% in last quarter. These liabilities include predominantly a long-term credit facility and a loan taken for the acquisition of shares in the company Hekon Hotele Ekonomiczne S.A. The drop in their value is mostly attributable to a decline in the foreign exchange rate (EUR) in which the said liabilities were taken. A fall in these values was partially set-off by a growth in the fair value of the swap financial instruments held by the Company (by PLN 14,134 thousand in the current quarter).

The value of short-term liabilities went down by 12.5% against past year and by 7.5% in the quarter under discussion. The fall was, first and foremost, brought about by a change in liabilities towards other companies, including trade liabilities, and by a decline in the value of earmarked funds.

Short-term liabilities were not affected by the new issue of bonds by Orbis S.A. in the 4th quarter 2004. The bonds have been taken up by a subsidiary Hekon Hotele Ekonomiczne S.A.. A receivable arising from that operation has been compensated by the liability arising out of the date of redemption of bonds, which Orbis S.A. issued at the end of 2003 due to non-cash settlement of purchase transaction of Hekon Hotele Ekonomiczne S.A..

6. Analysis of figures reported in the profit and loss account

In the 4th quarter of 2004, sales reported by Orbis S.A. amounted to PLN 124,289 thousand, i.e. by 6.8% lower than sales generated in the 4th quarter of 2003. In the four quarters sales totaled PLN 578,092 thousand cumulatively and were by 0.5% higher than in 2003.

Operating performance of Orbis S.A. hotels

	quarter current year	*quarter past year*	*change in percentage points*	*current year, cumulatively*	*past year, cumulatively*	*change in percentage points*
Occupancy rate	38.2%	37.9%	+0.3	45.2%	42.7%	+2.5
Average Daily Rate (ADR)	PLN 190.0	PLN 213.8	-11.1	PLN 197.4	PLN 210.8	-6.3
Revenue per Available Room (RevPAR)	PLN 72.6	PLN 80.9	-10.3	PLN 89.3	PLN 90.0	+0.8
Number of	351 562	348 809	+0.8	1 655 650	1 560 233	+6.1

rooms sold						
Number of rooms	10 009	10 009	+ 0.0	10 009	10 009	0.0
% structure of rooms sold			***change in percentage points***			***change in percentage points***
Poles	43.8%	42.2%	+1.6	36.2%	34.9%	+1.3
Foreigners	56.2%	57.8%	-1.6	63.8%	65.1%	-1.3
Business clients	65.9%	64.8%	+1.1	55.5%	54.2%	+1.3
Tourist clients	34.1%	35.2%	-1.1	44.5%	45.8%	-1.3

- ✓ In the 4th quarter of 2004 sales of hotel services in the Company were realised under the strong influence of the growth of competition, particularly on the Warsaw and Kraków markets where a systematic increase in the number of hotel rooms has been observed since 2003. Nevertheless, despite such strong competition, the Company reported a slight growth in the occupancy rate brought about by a rise in sales of rooms in the business segment (+2.6% as compared to the 4th quarter of 2003). The sales of rooms in the tourist segment decreased by 2.5% in this period. Increase in business traffic should be made attributable to the economic growth in Poland that according to preliminary estimates of the Central Statistical Office amounted to approx. 4% in the 4th quarter of 2004. This trend is confirmed by an increase in the number of rooms sold to domestic clients reported over that period (+4.7% as compared to the 4th quarter of 2003) in the conditions marked by a drop in room sales to foreign clients by 2.1%.
- ✓ Fall in the Average Daily Rate (ADR), and thereby, in the Revenue per Available Room (RevPAR) results from a strong pressure on prices of hotel services brought about by a large number of new hotels as well as by substantial appreciation of Zloty against Euro in the entire 4th quarter of 2004. A drop in the Average Daily Rate was reported both in the business segment (PLN 212.8 – 12%) and the tourist segment (PLN 146.7 –11.5%)
- ✓ In the 4th quarter of 2004, Germans represented the largest group of foreigners among the guests of Orbis S.A. (17.1% share in rooms sold), followed by the Scandinavians (6.0%), the British and the Italians (3.9% each) and guests from Israel (3.7%).
- ✓ Growth in the occupancy rate in the four quarters of 2004 is predominantly attributable to the growth dynamics of rooms sold that in the first half of 2004 was higher than in the 4th quarter (+10.2% in the 1st quarter and 8.8% in the 2nd quarter of 2004). In the entire year 2004 the number of rooms sold grew in the business segment (+8.7%) and in the tourist segment (+3.1%).
- ✓ A drop in the Average Daily Rate (ADR) and in Revenue per Available Room (RevPAR) in 2004 results from fierce competition on the market, getting more and more intense during the year, as well as from strengthening of PLN rate against EUR in the second half of 2004. The drop in the ADR in the business and tourist segments was smaller in the entire 2004 than in the fourth
- ✓ quarter and stood at –7.4% in the business segment (PLN 227.6) and – 6.2% in the tourist segment (PLN 159.4).
- ✓ In 2004, Orbis S.A. hotels reported a growth in the number of rooms sold to Poles (+10.2%) and to foreigners (+4%).
- ✓ In 2004, Germans represented the largest group of foreigners among the clients of

Orbis S.A. hotels (23% share in rooms sold), followed by the Scandinavians (5.8%), Americans and Canadians (4.5% altogether) and the Italians (4.1%).

The share of net sales of products, merchandise and raw materials in total income amounted to 69.0% in the 4th quarter of 2004 and to 97.7% in the 4th quarter of 2003, while the share of cost of sales, including distribution expenses as well as general overheads &administrative expenses, in total costs totaled 70.3% in the current period, and 90.4% in the 4th quarter of 2003. If calculated on a cumulative basis, the proportions between comparable periods are as follows: 85.0% and 93.6% on the income side and 84.2% and 94.2% on the costs side.

In the 4th quarter of 2004, the net sales of products, merchandise and raw materials are by 6.7% lower than sales generated in the corresponding period of time in 2003, whilst the costs of sales incurred in that period rose by 2.6%, distribution expenses went down by 3.4% and general overheads & administrative expenses grew by 4.0%.

On a cumulative basis, only general overheads and administrative expenses went up by 8.5%, with other items remaining at an unchanged level.

Consequently, after the 4th quarter of 2004, the Company generated a profit on sales amounting to PLN 52,194 thousand, i.e. slightly lower than past year.

Other operating incomes' growth in 4th quarter of 2004 is mainly due to:

- disposal of fixed assets (ex. Sofitel Kraków – sales result PLN 12,578 thousand),
- reverse of the provision for liabilities towards Warimpex Leasing AG risk (see: point 3 of the notes).

In the same period other operating expenses grew. This is predominantly attributable to:

- the amount of provisions set up for possible liabilities arising out of the dispute concerning the Europejski Hotel and for other expenses (see: point 3 of the notes),
- certain investments tangible assets that the Company does not intend to proceed with were posted to costs, with an investment in Grand Hotel in Sopot representing an item of significant value (PLN 4,296 thousand).

In the 4th quarter of 2004, the Company generated financial income amounting to PLN 20,091 thousand and incurred expenses amounting to PLN 22,588 thousand, or, cumulatively, PLN 55,601 thousand and PLN 44,528 thousand, accordingly.

Financial income, that increased by 92.1% cumulatively as compared to the past year, include, first and foremost, the amount of PLN 11,827 thousand resulting from allocation of dividends to Orbis S.A. by the subsidiary company Hekon – Hotele Ekonomiczne S.A. (PLN 11,027 thousand) and by the associated company Orbis Casino Sp. z o.o. (PLN 800 thousand). Also, positive exchange rate differences, as an effect of valuation as at the balance sheet date of foreign exchange liabilities incurred for the purchase of shares in Hekon – Hotele Ekonomiczne S.A. in 2003, constitute a significant item on the income side.

The growth of financial expenses (over three times, as compared to comparable periods, cumulatively) was related with the costs of valuation of a swap financial instrument acquired by the Company in the 2nd quarter of the current year. The said value, amounting to PLN 23,410 thousand, accounts for 52.6% of total financial expenses incurred by the Company in 2004. This growth is also attributable to costs of servicing credits and loans taken by the Company (especially interest).

In the four quarters of 2004, the Company generated net profit of PLN 50,338 thousand, this figure being by 13.2% higher than in the corresponding period of past year.

7. Analysis of information contained in the financial statement – statement of shareholders' equity

In the 4th quarter of 2004, no changes occurred in the amount of the share capital.

The growth in reserve capital as at the end of the 4th quarter of 2004 by 6.6% as compared to the corresponding period of the preceding year was above all the result of the decision made by the General Meeting of Shareholders concerning distribution of profit from 2003 to increase the reserve capital. Also, past year's loss was covered with funds from the reserve capital. Moreover, the level of the reserve capital was influenced by reallocation of amounts from the revaluation reserve capital and other reserves in connection with a sale of fixed assets, including Sofitel in Kraków and titles to the perpetual usufruct of land acquired from the communes by virtue of administrative decisions.

Changes in the revaluation reserve capital reported over the same period (1.9% drop) were a result of posting of a revaluation write-off for threatened perpetual impairment, for the Company, of the building of Hotel Europejski, to reflect the revaluation made by the authorities as at the year 1995 and a result of sale of fixed assets. Moreover, a provision for the deferred capital tax went up.
This was partially set-off by way of posting the value of an investment real property to the revaluation reserve capital.

A minor decline in other reserves was connected with the sale of titles to perpetual usufruct of land and with the reallocation of the corresponding amounts to the reserve capital. On a cumulative basis, in 2004, other reserves went down by 2.9% as compared to the end of 2003. Consequently, they totaled PLN 63,115 thousand as the end of the reporting period.

At the beginning of 2004, the past year's result brought forward totaled PLN 41,083 thousand. It comprised of the undistributed profit for 2003 in the amount of PLN 44,466 thousand and a loss incurred in the past year as a result of correction of a material fault in the amount of PLN 3,383 thousand, made in the 4th quarter of 2003 and relating to the settlement of exchange rate differences on a loan in the amount of EUR 10 million taken in the past years for the purpose of financing upgrading works of hotel buildings.
In the 2nd quarter of 2004, the General Meeting of Shareholders of Orbis S.A. distributed the profit for 2003 and allocated the amount of PLN 28,800 thousand to the reserve capital

and the amount of PLN 15,666 for the payment of dividend. At the same time, a decision was taken to cover the loss of PLN 3,383 thousand with funds from the reserve capital.

Hence, at the end of the 4th quarter of 2004, the shareholders' equity amounted to PLN 1,245,299 thousand.

8. Analysis of information contained in the financial statements – the cash flow statement

The cash flow statement of the Company is prepared by an indirect method.

In the four quarters of 2004, net cash flow from operating activity closed with a positive value, by 19.3% higher than in the corresponding period of the past year. However, a decline was reported in cash flow from that activity, if a quarter to quarter of the two years are compared.

Similarly to the preceding periods, the basic cost item reducing the Company's financial result is depreciation and amortization. A clear increase, as compared to the corresponding period of past year, in the adjustment relating to exchange rate differences was caused mainly by the posting of unrealized exchange rate differences on hard currency credit facility incurred for the purpose of acquiring Hekon S.A. shares. Another major item is the adjustment related to interest and share in profits, including accrued interest on Company's credit liabilities and dividends due from group companies.

In the 4th quarter of 2004, the investing activity of Orbis S.A. was dominated by expenditure and proceeds related to short-term securities purchased by the Company in the current reporting period. Moreover, the Company granted a short-term loan to its subsidiary Orbis Transport Sp. z o.o. amounting to PLN 20,000 thousand, to replace part of the existing external debt, and incurred expenditure on the acquisition of shares in subsidiary companies PBP Orbis Sp. z o.o. and Orbis Transport Sp. z o.o. As a result of expenditure made and proceeds received, the balance of cash flow from investing activity was positive in the quarter under discussion.

In its financing activity, in the 4th quarter of 2004, the Company reported a negative net cash flow. Cash flow was affected by expenditure related to repayment of incurred loans, credit facilities and interest thereon.

9. Additional Information

9.1 As at February 10, 2005, the value of the share capital of Orbis S.A. amounts to PLN 92,154,016, and comprises of 46,077,008 shares having a par value of PLN 2 each. Shareholders who hold, either directly or indirectly through subsidiary companies, at least 5% of the total amount of votes at the General Meeting of Shareholders, the date settled as at February 10, 2005 according to the Article 147 of the Act dated August 21, 1997 – the Law on Public Trading in Securities, include:

Specification	No of shares held as at Feb. 10, 2005 /no of votes at the General Meeting of Orbis S.A. Shareholders/	Percentage share in the share capital as at Feb. 10, 2005 /percentage share in the total number of votes at the General Meeting of Orbis S.A. Shareholders/	Change in the ownership structure of major blocks of Orbis S.A. shares since the presentation of the preceding quarterly report, i.e. in the period from Nov. 4, 2004 until February 10, 2005
Accor SA	16 394 151	35.58%	-
ING Nationale – Nederlanden Polska, Otwarty Fundusz Emerytalny	2 715 009	5.89%	-
Commercial Union OFE BPH CU WBK	2 338 652	5.08%-	-
Globe Trade Centre S.A.	2 303 853	5.00%-	-

In accordance with possessed information, in the period since the presentation of the report for the 3rd quarter of 2004, there occurred changes with respect to the Orbis S.A shares held by persons managing and supervising the Company.
Mrs. Lidia Mieleszko, Authorized Executive of the Company, has informed the the Securities and Exchanges' Commission, that she disposed of 268 Orbis S.A. shares that she had received within the framework of the Company privatization, for the price of PLN 23.30 per share. The aggregate value of transaction amounted to PLN 6,244.40.

9.2 Transactions that Orbis S.A. executed with a group company with the value exceeding a PLN-denominated equivalent of EUR 500.000.

On October 29, 2004 the issuer's subsidiary company Hekon Hotele Ekonomiczne S.A. acquired 109,619,868 bonds of the second series with a nominal value of PLN 1 each (the average unit acquisition price), issued by Orbis S.A. by virtue of the Bonds' Act of June 29, 1995. The reason and purpose of the issue and acquisition of bonds by a subsidiary company was to deduct mutual liabilities between Orbis S.A. and Hekon Hotele Ekonomiczna S.A. under redemption of bonds of first series issued in the last quarter of 2003 within the framework of non-cash settlement of part of purchase transaction of Hekon Hotele Ekonomiczne S.A..

9.3 Sureties and guarantees issued within the Group

During the period between October 1, 2004 and December 31, 2004, neither Orbis S.A. nor its subsidiaries issued sureties for credit facilities or loans, nor did they issue any guarantee for the benefit of an entity or its subsidiary, the total value of which would amount to at least 10% of Orbis S.A. equity.

10. Other important information on the issuer

10.1 In accordance with the agreement for the sale and purchase of the Company Hekon Hotele Ekonomiczne S.A. dated October 31, 2003, the value of the object of transaction was determined on the basis of the Company's balance sheet as of December 31, 2002. Therefore, the buyer (Orbis S.A.) had to make an additional payment for the benefit of

the seller (Accor Polska Sp. z o.o.) of the amount equal to the accumulated flows realized by the Company in the period from January 1, 2003 and date of closing the transaction (i.e. October 31, 2003).
The manner of final settlement has been laid down in Appendix no. 12 to the agreement. The surplus of cash and working capital has been calculated by an independent auditor in order to determine the adjustment amount. The determined amount of PLN 24,221,412 was paid in full in the second quarter of 2004.

10.2 On March 18, 2004, Orbis Transport Sp. z o.o. founded a limited liability company incorporated under the laws of France, operating under a business name AutoORBISbus France Sarl, having its corporate seat in Paris, and acquired 100% of shares representing its registered capital amounting to EUR 7,500 (PLN 35,553.75), divided into 75 shares with the nominal value of EUR 100 each, paying up for the entirety of shares in cash. Contribution to the capital was made at the share issue price equivalent to their nominal value and financed with own funds of Orbis Transport Sp. z o.o. The book value of acquired assets in the account books of Orbis Transport Sp. z o.o. equals PLN 34.954.50.

The acquisition of the said financial assets represents a long-term investment for Orbis Transport Sp. z o.o..

The core business of AutoORBISbus France Sarl consists in the provision of services for Orbis Transport Sp. z o.o. and other natural and legal persons in the area of promotion and communications and, particularly: promotion, communications, commercial advising, distribution and sale of travel documents (tickets) on the basis of power of attorney, commercial representation or agency, and car rental.
As of today, AutoORBISbus France Sarl does not pursue business operations.
/Current report no. 31/2004/

10.3 Acting by virtue of § 20 section 2 point 8 of Orbis S.A. Statutes and § 9 section 1 point 10 of Orbis S.A. Supervisory Board Rules, on March 30, 2004, the Supervisory Board decided to assign the task of examination and audit of the financial statements for the year 2004 to the company Deloitte & Touche Audit Services Sp. z o.o., with its registered address in Warsaw at 6, Fredry street, a licensed auditor no 73, with which Orbis S.A. cooperates as regards the audit of the financials statements since the year 2000.
/Current report no. 6/2004/

10.4 At a meeting of the Supervisory Board dated May 10, 2004, President of Orbis S.A. Management Board Maciej Grelowski filed a written resignation from his position as a member of the Company's Management Board, dated May 10, 2004, and effective immediately after the closing of the annual General Meeting of the Company's Shareholders convened to approve the 2003 financial statements of the Company.

Examining the above-mentioned resignation, the Supervisory Board, in connection with the regulations governing non-competition issues, granted its consent for Maciej Grelowski to be of service to Accor S.A. immediately after the termination of his position in Orbis S.A. Management Board;
/Current report no. 10/2004/

10.5 On April 1, 2004, by virtue of an annex to the franchising agreement with Accor S.A. Kasprowy Hotel in Zakopane was incorporated in the Mercure brand.

10.6 At the meeting held on May 25, 2004, the Supervisory Board adopted resolutions, whereby it appointed:
1) Mr. Claude Moscheni as the Chairman of Orbis S.A. Supervisory Board,
2) Mr. Jean-Philippe Savoye as the President of the Company's Management Board, effective immediately after closing the Annual General Meeting of the Company's Shareholders, which would adopt a resolution concerning approval of the financial statements for the year 2003 ("Effective Date "), under the following conditions:
   a) Mr. Jean-Philippe Savoye terminates his membership in the Supervisory Board before or on the Effective Date, either as a result of expiry of his term of office or earlier resignation, and
   b) before or on the Effective Date Mr. Jean-Philippe Savoye resigns from his functions in Management Boards of the following competitive companies: Accor Poland sp. z o.o., Hotel Muranowska sp. z o.o. and SEHP sp. z o.o. .

/Current report no. 16/2004/

10.7 On May 28, 2004, the Company acknowledged a confirmation (by signing it with the Bank Societe Generale S.A. Branch in Poland) of executing three transactions at terms and conditions of executing swap transactions agreed upon with the said bank, to hedge against forex risk a tranche of a credit facility incurred by the Company from a bank syndicate led by Credit Lyonnais (report no 7/2001), drawn for the purpose of a partial financing of acquisition of the company Hekon Hotele Ekonomiczne S.A.

The executed transactions implement the strategy adopted by the Management Board of Orbis S.A. relating to risk management policy. The last payment (according to credit repayment schedule) is in January 2008.

Execution of the above-mentioned CCIRS transactions hedging an amount of credit exceeding the equivalent of 10% of the Company's equity against risk makes these contracts material.
/Current report no. 17/2004/

10.8 On June 9, 2004, the General Meeting of Shareholders of Hekon - Hotele Ekonomiczne S.A. approved the financial statements for the year 2003. 92% of net profit generated in the year 2003, i.e. the amount of PLN 11,026,707.33 was apportioned for the payment of dividend, that Orbis S.A. as a company holding a 100% stake in Hekon – Hotele Ekonomiczne S.A. will obtain in its entirety. The remaining part of profit in the amount of PLN 958,844.12 will increase the Company's supplementary capital.

10.9 On June 22, 2004, the General Meeting of Shareholders of Orbis Casino Sp. z o.o. approved the following distribution of net profit of PLN 3,466,878.33 generated in the period from January 1, 2003 until December 31, 2003:
- dividend – in the amount of PLN 2,400,000, of which Orbis S.A. will receive PLN 800 thousand,
- supplementary capital – in the amount of PLN 1,066,878.33.

10.10 On June 23, 2004 the General Meeting of Orbis S.A. Shareholders approved:

1. the Management Board's report on the activity of the Company for the period from January 1, 2003, up till December 31, 2003,
2. the financial statements of Orbis S.A., including:
   - introduction to the financial statements;
   - balance sheet prepared as of December 31, 2003, showing the total assets and liabilities figure of PLN 1,777,529,022.30 (say: one billion seven hundred seventy seven million five hundred twenty nine thousand and twenty two Polish Zloty and 30 Grosze);
   - profit and loss account for the period from January 1, 2003, up till December 31, 2003, showing a net profit of PLN 44,466,125.52 (say: forty four million four hundred sixty six thousand and one hundred twenty five Polish Zloty and 52 Grosze);
   - cash flow statement for the period from January 1, 2003, up till December 31, 2003, showing a decrease in the balance of cash and cash equivalents during the financial year by PLN 99,729,096.39 (say: ninety nine million seven hundred twenty nine thousand and ninety six Polish Zloty and 39 Grosze);
   - comparative changes in equity for the period from January 1, 2003, up till December 31, 2003, showing an increase in equity by PLN 24,211,809.23 (say: twenty four million two hundred eleven thousand eight hundred and nine Polish Zloty and 23 Grosze);
   - additional notes;
3. the consolidated financial statements of the Orbis Group, prepared as of December 31, 2003, including:
   - introduction to the financial statements;
   - consolidated balance sheet prepared as of December 31, 2003, showing the total assets and liabilities figure of PLN 1,778,736 thousand (say: one billion seven hundred seventy eight million seven hundred thirty six thousand Polish Zloty);
   - consolidated profit and loss account for the period from January 1, 2003, up till December 31, 2003, showing a net profit of PLN 46,600 thousand (say: forty six million six hundred thousand Polish Zloty);
   - consolidated comparative changes in equity for the period from January 1, 2003, up till December 31, 2003, showing an increase in equity by PLN 26,491 thousand (say: twenty six million four hundred ninety one thousand Polish Zloty);
   - consolidated cash flow statement for the period from January 1, 2003, up till December 31, 2003, showing a decrease in the balance of cash and cash equivalents during the financial year by a net amount of PLN 90,107 thousand (say: ninety million one hundred seven thousand Polish Zloty);
   - additional notes;

The General Meeting of Shareholders granted a vote of discharge to members of the Management Board and members of the Supervisory Board in respect of performance of their duties in the year 2003.

At the same time, the General Meeting of Shareholders adopted resolution concerning the distribution of net profit generated in the financial year ended December 31, 2003

and granted its consent for financing past year's loss, disclosed in the balance sheet prepared as at December 31, 2003.

The net profit amounting to 44,466,125.52 was apportioned to:
- supplementary capital - in the amount of PLN 28,799,942.80
- dividend - in the amount of PLN 15,666,182.72
34 Grosze per 1 share

The dividend date was set for July 28, 2004. and dividend payment date for August 12, 2004.

The past year's loss amounting to PLN 3,382,830.54 was financed with the funds from the Company's supplementary capital.

10.11 On June 23, 2004 the General Meeting of Orbis S.A. Shareholders granted its consent for:

- the sale of plot of land no 330/2 having a total area of 402 square meters, located in Kraków at Przybyszewskiego street, registered in the land and mortgage register no KW no 206213 kept by the District Court in Kraków-Podgórze, to the company „Sobiesław Zasada Ltd." without recourse to tender procedure, for a price of PLN 116,328.

- the sale of the title to perpetual usufruct of real property: plot of land no 42/1 map district no 12 Kraków, administrative district Podgórze, having a total area of 40,466 square meters together with the ownership title of buildings, including the building of the former Sofitel hotel as well as other buildings and facilities erected on this plot of land, located in Kraków at 28, Konopnickiej street, registered in the District Court in Kraków – Podgórze, land and mortgage register KW no 149512, according to the offer evaluation proceedings, for a price negotiated by the Orbis S.A. Management Board, however, not less than PLN 32,000,000 net for Orbis S.A., not decreased by any costs of demolition of the building.

10.12 On June 23, 2004, the General Meeting of Shareholders of Orbis S.A. acknowledged the report of the Central Electoral Committee on elections of employee representatives to Orbis S.A. Supervisory Board for the Board's sixth tenure, as a result of which the following persons have been elected members of the Supervisory Board for the Board's sixth tenure pursuant to § 16 sections 2 and 3 of the Orbis S.A. Statutes:

1. Czepielinda Sabina
2. Przytuła Andrzej
3. Rożdżyński Janusz

- appointed the following persons as members of the Supervisory Board for the Board's sixth tenure:

1. Claude Moscheni
2. Christophe Guillemot
3. Michael Flaxman
4. Michael Harvey
5. Christopher Voutsinas
6. Paweł Dębowski

7. Erez Boniel
/Current report no 20/2004/

10.13 Orbis S.A. and Accor Polska Sp. z o.o. implemented, effective as from July 01, 2004, the obligation arising out of the Share Sale and Purchase Agreement dated June 24, 2003, and relating to Hekon Hotele Ekonomiczne with its corporate seat in Warsaw, reported by Orbis S.A. in the current report no. 13/2003: on June 30, 2004, Orbis S.A. entered into an agreement (hereinafter: the "Agreement") with Societe d'Exploitation Hotek Polska Sp. z o.o. (hereinafter: SEHP), by virtue of which Orbis S.A. took over the management of Mercure Fryderyk Chopin Hotel in Warsaw. As a result of the said Agreement, SEHP entrusted Orbis S.A. with the management and running the operations of the Hotel for a period of 8 years, with an option of an automatic extension for successive 3-year periods, on terms and conditions defined in the Agreement. The Hotel will be operated under the exclusive supervision, management, control and overall liability of Orbis S.A. for a proper and efficient operations, management and running the Hotel. Orbis S.A. will collect 4% of Hotel revenues. No other costs to be incurred by Orbis S.A. in connection with the implementation of that Agreement are anticipated.

10.14 The Management Board of Orbis S.A. hereby informs about the receipt, from the open pension fund ING Nationale - Nederlanden Polska Otwarty Fundusz Emerytalny of a notice with a wording as follows below: "Acting by virtue of Article 147 section 1 point 2 of the Act dated August 21, 1997 – the Law on Public Trading in Securities, ING Nationale - Nederlanden Polska Otwarty Fundusz Emerytalny hereby notifies that as a result of share acquisition transaction it became a holder of shares representing over 5 % of the total number of votes at the General Meeting of Shareholders and at present holds 2 715 009 (two million seven hundred fifteen thousand and nine) shares in Orbis S.A., constituting 5.89% of share capital and representing 2 715 009 votes at the General Meeting of Shareholders, which accounts for 5.89% of the overall number of votes."
/Current report no. 25/2004/

10.15 On July 13, 2004, Member of the Supervisory Board Christopher Voutsinas filed a written resignation from his position as Member and Vice-Chairman of the Orbis S.A. Supervisory Board.
/Current report no. 27/2004/

10.16 On July 16, 2004, the Management Board of Orbis S.A. adopted a resolution concerning new allocation of tasks and responsibilities to members of the Management Board.
The following scopes of tasks have been established as regards the areas of the Company's activities:

a) Jean Philippe Savoye, President of the Management Board and Chief Executive Officer of the company Orbis S.A. – human resources, development and investments, marketing, sales, general supervision over the Company's operations;

b) Krzysztof Gerula, First Vice-President of the Management Board – corporate management, Public Relations - corporate communications, investor relations, and legal affairs;

c) Andrzej Szułdrzyński, Vice-President of the Management Board – durable asset management, management over new projects of the company, and relations with Trade Unions;

d) Ireneusz Węgłowski, Vice-President of the Management Board – operation and development of new technologies, sustainable development of the Group;

e) Yannick Rouvrais, Member of the Management Board - operating management – direct supervision over hotel directors, centralized purchasing;

f) Alain Billy, Member of the Management Board - management of the finance, accounting division and internal audit.

10.17. In connection with the resignation of Mr. Christopher Voutsinas from his function of a member of Orbis S.A. Supervisory Board, on August 3, 2004 the General Meeting of Shareholders appointed Mr. Denys Sappey as member of the Supervisory Board during the Board' sixth term of office.

10.18. On September 29, 2004, Orbis S.A. purchased a block of 26 640 shares in PBP Orbis Sp. z o.o. for the price of PLN 532 800 per block, i.e. at PLN 20 per share. The seller was a shareholder Beton Stal S.A. in bankruptcy. As a result of that transaction, the share that Orbis S.A. holds in the initial capital and in the total number of votes at the General Meeting of Shareholders of that subsidiary company went up to 86.72%.

10.19. On September 29, 2004, Orbis S.A. purchased a block of 19,510 shares in Orbis Transport Sp z o.o. for the price of PLN 1,836,000 per block, i.e. at PLN 94.11 per share. The seller was the shareholder Nordea Finance Polska S.A.. As a result of that transaction, the share held by Orbis S.A. in the initial capital and the total number of votes at the General Meeting of Shareholders of that subsidiary company went up to 98.30%.

10.20 On October 18, 2004, the Company sold the title to perpetual usufruct of real property consisting of a plot of land, with an area of 40,466 square meters, located in Kraków at 28, Konopnickiej street, together with buildings and constructions erected on this plot of land, including a hotel building – formerly the Sofitel, for the net price of PLN 40,000 thousand. The buyer agreed not to pursue hotel activity at that location.

10.21 On October 19, 2004, the Extraordinary General Meeting of Shareholders of PKS Tarnobrzeg Sp. z o.o. adopted a resolution on an increase of the Company's share capital, on taking up of all newly issued shares by the issuer's subsidiary, i.e. Orbis Transport Sp. z o.o. and on paying for them by means of an in-kind contribution. Orbis Transport Sp. z o.o. took up 5,867 shares with a nominal value of PLN 500 each and amounting in total to PLN 2,933,500.00, this amount accounting for 40.29% of the Company's increased share capital. This amount is at the same time the purchase price of the said assets and corresponds to their value reported in the books of accounts of Orbis Transport Sp. z o.o.

Acquired assets have been financed with tangible assets of Orbis Transport Sp. z o.o. in the form of means of transportation – one coach, 79 passenger cars and four pieces of garage equipment.

Orbis Transport Sp. z o.o. holds 100% share in the share capital of that Company.

10.22 On November 15, 2004, the founding deed of the company established under the business name "Przedsiębiorstwo Komunikacj Samochodowej Gdańsk" Sp. z o.o. was signed. The issuer's subsidiary company Orbis Transport Sp. z o.o. took up all the newly issued shares of the said company, i.e. 108 shares having a nominal value of PLN 500.00 each (the aggregate value of shares totaling PLN 54.000.00) and paid for these shares by an in-kind contribution. This amount is at the same time the purchase price of the company's assets and corresponds to their value reported in the books of accounts of Orbis Transport Sp. z o.o..
The acquired assets have been financed with tangible assets of Orbis Transport Sp. z o .o. in the form of means of transportation, i.e. one truck.

10.23 On December 31, 2004, the issuer's subsidiary company Orbis Transport Sp. z o.o. took up 18,000 shares having a nominal value of PLN 500 each, with an aggregate value of PLN 9 million, pursuant to a resolution of an Extraordinary General Meeting of Shareholders of the acquired company dated December 8, 2004 on increase of the share capital by the above stated amount, accounting for 99.4% of the increased share capital of that company. The shares have been paid for by an in-kind contribution having the form of a business enterprise, as defined in Article 55 (1) of the Polish Civil Code, with the value of PLN 9 million, acquired by Orbis Transport Sp. z o.o. on December 7, 2004 from the State Treasury, which remained in the possession of the state vehicle communication company Przedsiębiorstwo Państwowej Komunikacji Samochodowej in Gdańsk until the moment of its acquisition. Transfer of the enterprise, comprising in particular the title to perpetual usufruct of 2 plots of land in Gdańsk and 4 plots of land in Kartuzy having a total area of 4,66,76 hectare along with the ownership title to buildings and constructions located thereon, as well as the fixed assets and remaining assets and liabilities to PKS Gdańsk Sp. z o.o. took place on December 7, 2004.
The acquisition price of the above-mentioned shares totals PLN 9 million and is equivalent to their value reported in the accounting books of Orbis Transport Sp. z o.o. Orbis Transport S.A. holds 100% shares in PKS Gdańsk Sp. z o.o.

11. Litigation pending in courts of law and public administration authorities

11.1 Proceedings related to the real property with the building of the **Europejski Hotel** situated thereon, located in Warsaw, at 13, Krakowskie Przedmieście street, land and mortgage register no. KW 201926,

a) Litigation before the civil court initiated by Orbis S.A. against the President of the Capital City of Warsaw (formerly Head of the Warsaw County) to obligate the defendant, i.e. the State Treasury, to transfer, against consideration of PLN 26,276,875, the ownership of the land to Orbis S.A. has been suspended upon a joint request of the parties (Orbis S.A., the state treasury, the President of the capital city of Warsaw and "Hotel Europejski w Warszawie" S.A. (HESA)). The Court has taken decision to resume proceedings upon request of HESA – third party intervener. By virtue of the judgment rendered on July 20, 2004, the District Court dismissed the action initiated by Orbis S.A. and adjudged the reimbursement of costs of litigation from Orbis S.A. for the benefit of the State Treasury and HESA. On July 22, 2004, the attorneys of Orbis S.A. applied the Court to substantiate the judgment and serve the judgment along with the substantiation. On September 15,

2004, attorneys of Orbis S.A. appealed against the above judgment of the District Court dated July 20, 2004 challenging the judgment in its entirety and motioning that it be repealed and that the case be referred to the District Court for re-consideration. On September 27, 2004 the court fee for the appeal was paid. By virtue of the decision rendered on December 30, 2004, the Court of Appeals dismissed the appeal filed by Orbis appeal and adjudicated that Orbis pay PLN 5,400 to the State Treasury and HESA each as reimbursement of costs of proceedings. The judgment is not final. On behalf of Orbis S.A. the case is defended by Spółka Prawnicza I & Z s.c..

b) On October 18, 2002, the entry in the land and mortgage register no. KW 201926 made on May 11, 2002 and concerning the disclosure of a bricked, four-storey building representing an object of ownership independent of the plot of land, with a total area of 21,125.9 square meters, designed for service-rendering purposes (hotel) entered in the land and mortgage register KW upon request dated March 06, 2002, was appealed against by Orbis S.A. with the District Court through the intermediation of the Circuit Court for Warsaw-Mokotów in Warsaw, X Land and Mortgage Registry Division. In connection with the receipt on November 14, 2002, by Orbis S.A. of a formal notification from the Circuit Court for Warsaw-Mokotów in Warsaw, X Land and Mortgage Registry Division about the aforementioned entry, on November 18, 2002 Orbis S.A. filed and paid for an appeal. By virtue of a ruling of February 11, 2003 the District Court rejected the appeal filed by Orbis S.A.. A complaint was filed against that ruling. By virtue of a decision dated September 24, 2003 issued at a closed sitting, the Supreme Court rejected the Orbis S.A. complaint against a decision of the District Court in Warsaw dated February 11, 2003. As requested by Orbis S.A., Spółka Prawnicza I&Z drafted a Complaint to the Constitutional Tribunal challenging Article 510 section 2 of the Code of Civil Proceedings in connection with "deprivation of a right to court" and filed the said Complaint with the Tribunal on February 27, 2004. Having initially considered the Constitutional Complaint filed by Orbis S.A. at a closed session, by virtue of its decision dated May 04, 2003 the Constitutional Tribunal refused to carry on the proceedings on the complaint (case file Ts 30/04). Currently, the case is at the stage of an interlocutory appeal lodged on May 13, 2003 whereby the entire judgment rendered by the Constitutional Tribunal on May 4, 2004 has been challenged and a request has been made to annul it and examine the complaint. The state of the case has not changed.

c) On April 14, 2003, Orbis S.A. was delivered a statement of claim filed by "Hotel Europejski w Warszawie Spółka Akcyjna" against Orbis S.A. concerning the handing over of real property, together with a request for exemption from court costs. The value of object at dispute was assessed in the statement of claim at PLN 90,000,000. Orbis S.A. did not plead defense and requested to reject action in its entirety and to suspend proceedings. The District Court, by virtue of its decision dated May 7, 2004, suspended proceedings on that case. The state of the case has not changed. In this case, Orbis S.A. is represented by the attorney-at-law Zbigniew Banaszczyk of the Law Office in Warsaw and counselor Ksawery Łukawski, attorney-at-law running a Law Office in Magdalenka. (XX GC 173/03).

d) On July 16, 2003 Orbis S.A. filed a statement of claim with the Court against the State Treasury – the President of the Capital City in Warsaw and the company Hotel

Europejski w Warszawie S.A. and motioned to declare the invalidity of an agreement dated September 13, 2001 concluded between defendants, concerning the establishment of a title to perpetual usufruct of the Warsaw-based real property located at 13 Krakowskie Przedmieście street, entered in the land and mortgage register no. KW 201926 and to secure this action by way of entering a warning in Section III of the land and mortgage register informing of pending court proceedings to declare the invalidity of the said agreement. In the statement of claim, the value of the object at dispute was defined at PLN 90,000,000. By a decision dated November 7, 2003, the District Court secured the claim by making a warning entry concerning the pending court proceedings in Section III of the land and mortgage register no. KW 201926 (case file no. I C 1271/03). On April 2, 2004 the Court passed its ruling rejecting the action. On May 7, 2004 an appeal against the aforementioned decision of the District Court was filed on behalf of Orbis S.A., whereby the decision was challenged as breaching upon certain provisions of the Decree of October 26, 1945 on the ownership and use of land on the territory of Warsaw and the Act on supporting construction. By virtue of judgment rendered on January 11, 2005, the Court of Appeals dismissed the appeal filed by Orbis appeal and adjudged that Orbis pay PLN 5,400 to the State Treasury and HESA each as reimbursement of costs of proceedings. The judgment is not final. In this case, Orbis S.A. is represented by the attorney-at-law Zbigniew Banaszczyk of the Law Office in Warsaw and counselor Ksawery Łukawski, attorney-at-law running a Law Office in Magdalenka.

e) On December 23, 2003, Orbis was served a claim for damages, delivered by the District Court in Warsaw, of "Hotel Europejski Spółka Akcyjna" against Orbis S.A. to adjudge the payment by Orbis S.A. to HESA of the amount of PLN 190,970,000.00 as remuneration for the use of the real property located in Warsaw, at 13 Krakowskie Przedmieście street, from August 1, 1993 till December 31, 2002, along with statutory interest from the date of filing the claim for damages until the date of payment. Orbis S.A. filed for rejection of the claim and suspension of the proceedings on this case until a final and binding resolution of the proceedings, case file no. I C 1271/03 (referred to under letter d) above). In a pleading dated June 16, 2004 attorney of HESA extended the action in such a manner that he requested to adjudge, besides the already adjudged amount of PLN 190,970,000.00, an additional amount of 27,868,100.00 along with statutory interest to be paid by Orbis S.A. to HESA. By virtue of decision dated December 17, 2004, the District Court suspended proceedings on that case until final resolution of the case IC 1271/03 outlined under letter d) above. In this case, Orbis S.A. is represented by the attorney-at-law Zbigniew Banaszczyk of the Law Office in Warsaw and counselor Ksawery Łukawski, attorney-at-law running a Law Office in Magdalenka.

f) The Head of the Mazowieckie Voivodship, having considered the request of Orbis S.A. dated December 6, 1993, refused, by virtue of decision no. 317/04 dated May 10, 2004, to declare the acquisition of the title to perpetual usufruct of the plot of land owned by the State Treasury, located in Warsaw, at 13 Krakowskie Przedmieście by Orbis S.A. by force of law and refused to declare the acquisition of a title of ownership of the building located on that plot of land. On June 04, 2004 an appeal against that decision was filed with Minister of Infrastructure, on behalf of Orbis S.A. and through the intermediation of the Warsaw's Voivod, requesting the

annulment of the said decision and referring the case to be re-considered by the Head of the Mazowieckie Voivodship or requesting the suspension of proceedings on that case until litigations pending before court have been finally resolved, and, at the same time, challenging the decision as breaching upon Art. 6, 7, 8, 9, 10, and 107 of the Code of Administrative Proceedings. By virtue of the decision dated September 21, 2004, the Minister of Infrastructure suspended the proceedings concerning the consideration of the abovementioned appeal against the decision of the Head of the Mazowieckie Voivodship no. 317/04 dated May 10, 2004 that had been filed by Orbis S.A. On December 15, 2004, attorneys of Orbis were notified by Minister of Infrastructure that HESA filed a motion to re-consider the case already resolved by virtue of the above mentioned decision of Minister of Infrastructure dated September 21, 2004. In this case, Orbis S.A. is represented by Spółka Prawnicza I&Z sc.

g) A case initiated by HESA, dated February 02, 2004 filed with the Patents Office of the Republic in Poland, Department of Contentious Matters, against Orbis S.A. for the annulment of the right arising out the registration of a word and graphic trade mark "EUROPEJSKI" no. R-115385 and "EUROPEJSKI" no. R-115383, registered since 1995 for the benefit of Orbis S.A.. Orbis S.A. does not recognize the claim of HESA. Orbis S.A. applied for the rejection of the aforementioned request filed by HESA. Orbis S.A. has requested a patent attorney, Mr. Andrzej Grabowski to defend this case.

h) By virtue of a letter of the Office of the Capital City of Warsaw, Real Estate Management Office, Department of Real Estate of the State Treasury dated August 30, 2004 (served on Orbis S.A. on September 7, 2004), Orbis S.A was notified that administrative proceedings had been initiated ex officio concerning the declaration of invalidity of the decision of the Head of the Department of Geodesy and Land Management of the District Office of Warszawa-Śródmieście dated June 28, 1998, no. 18/88. The case relates to the transfer of the real estate located in Warsaw, at 13 Krakowskie Przedmieście, having an area of 5,070 square meters, under administration of the State Enterprise Hotele "Orbis-Bristol-Europejski". In this case, Orbis S.A. is represented by Spółka Prawnicza I&Z sc

11.2 Kasprowy Hotel in Zakopane.

a) Litigation was pending before the District Office in Nowy Targ initiated by Helena Leśniak and Bronisława Biernacik acting for themselves and the incapacitated Mr. Maciej Gąsienica for the reinstatement of their title to parts of plots no. 185/2 and 185/3, map section 75 (former plot no. 31/1) located in Zakopane, at the spot named Polana Szymoszkowa. By a decision dated July 31, 1996, the head of the District Office in Nowy Targ refused to reinstate the title to part of the said plots no. 185/2 and 185/3. The decision of the Head of the District Office in Nowy Targ was revoked by the Nowosądeckie Voivod on September 24, 1996, and passed for further examination. The complaint filed on October 29, 1996, on behalf of Orbis S.A. before the Supreme Administrative Court in Warsaw against the above mentioned decision of the Voivod was rejected on June 8, 1998. On December 17, 2003, the Head of the County Office in Zakopane decided to suspend *ex officio* the administrative proceedings concerning the reinstatement of real property of a part of plots until a final resolution of the case related to the termination of the title to perpetual usufruct of the real property

covered by the motion for reinstatement or until the decision concerning the acquisition of the title to perpetual usufruct of the real property is rendered illegitimate. According to the letter of the County Office in Zakopane of Małopolskie Voivod dated January 14, 2004, on January 6, 2001 an appeal was lodged against the said decision of the Head of the County Office. By virtue of the decision no. RR VII ŚL.7724-49-04 dated February 19, 2004, the Małopolskie Voivod revoked the aforementioned decision of the Head of Tatry District dated December 17, 2003 no. GG.II.7221A/13/03. The Office of the Małopolskie Voivodship in Kraków returned, along with a letter dated May 6, 2004 addressed to the Office of the Tatry District, files of the case related to the ex-officio suspension of proceedings concerning the reinstatement of plots of land by the Head of the Tatry District, and informed that no complaint against that decision of the Małopolskie Voivod dated February 19, 2004 had been filed by the aforementioned date.

The case concerns a complaint of Orbis S.A. to the Supreme Court against the decision of the President of Housing and Municipal Development Office dated April 26, 2001, that upheld in force, after another review of the case, the decision of January 26, 2001 concerning suspending the proceedings related to the declaration of invalidity of the decision of the Nowosądeckie Voivod dated August 11, 1994. In response to the complaint of Orbis S.A. against the President of the Housing and Municipal Office decision dated April 26, 2001, concerning suspension of the proceedings on the declaration of invalidity of the above-mentioned decision of the Nowosądeckie Voivod, on July 06, 2001 the President of the Housing and Municipal Office moved to reject it. By virtue of a ruling dated April 17, 2003, the Supreme Administrative Court dismissed the complaint lodged by Orbis S.A. against the decision of the President of Housing and Municipal Development Office dated April 26, 2001 concerning the suspension of proceedings related to the declaration of invalidity of the enfranchisement decision. The state of the case has not changed.

b) Litigation concerning termination of the title to the perpetual usufruct of the plot located in the spot named Polana Szymoszkowa was pending before the Nowosądeckie Voivod upon application filed by Czesława Ross and Maria Walczak. On September 30, 1997, the Supreme Administrative Court revoked the decision of the Nowosądeckie Voivod concerning refusal to grant the title to perpetual usufruct. On December 22, 2000, the Supreme Administrative Court, external unit in Kraków, annulled the decision of the Nowosądeckie Voivod dated December 29, 1999, and the decision of the Head of the District Office in Nowy Targ dated March 14, 1996 concerning refusal to terminate the title to perpetual usufruct in possession of Orbis S.A. to the plot located at Polana Szymoszkowa (case file no. II SA Kr. 108/98) as a result of a complaint filed by Mrs. Czesława Ross and Maria Walczak. On August 22, 2002, having reviewed the appeal of Mr. Zbigniew Kluz, a counselor-at-law representing Mrs. Czesława Ross and Maria Walczak against the decision of the Head of the Tatry District dated March 5, 2002 (GG.II.7224/84/1/92) concerning the annulment of the administrative proceedings regarding the termination of the title to perpetual usufruct held by Orbis S.A. to the land owned by the State Treasury and located in Zakopane, the Małopolskie Voivod upheld the decision that had been appealed against in full force and effect and

terminated the proceedings. A complaint against the aforementioned decision was filed with the Supreme Administrative Court. The date of the hearing has not been set (II SA/Kr 2438/02). The state of the case has not changed.

c) Litigation initiated by Jan Gąsienica Ciaptak and Maciej Gąsienica Ciaptak for the reinstatement of real estate located in Polana Szymoszkowa in Zakopane (with Hotel "Mercure-Kasprowy" developed thereon), formerly identified as a plot of land 1.kat. 11654/2, with an area of 10 ares and 25 square meters, Lwh 4567 on grounds that it had been improperly expropriated. On May 31, 1994, the former District Office in Nowy Targ discontinued proceedings on this case by virtue of an administrative decision. This decision was upheld by virtue of a decision of the former Head of the Nowosądeckie Voivodship dated July 08, 1994, which was challenged with the Supreme Administrative Court in Cracow. The Supreme Administrative Court in Cracow suspended proceedings on that case by virtue of its decision dated June 9, 1995 on the grounds that litigation was initiated at that time concerning the expiry of perpetual usufruct by Orbis S.A. of real estate in Polana Szymoszkowa. By virtue of decision dated August 22, 2002, the Head of Małopolskie Voivodship upheld the decision of County Office in Zakopane concerning the discontinuance of proceedings concerning the termination of perpetual usufruct on the grounds of its irrelevance. In that connection, the Voivodship Administrative Court resumed the aforementioned, suspended proceedings. At a hearing held on May 12, 2003, the Voivodship Administrative Court in Cracow took decision, having established that a complaint against the decision of the Head of the Małopolskie Voivodship dated August 22, 2002 has been filed with the said Court, suspend once again the proceedings related to the said case. The state of the case has not changed.

11.3 Grand Hotel in Warsaw.

By a decision dated September 20, 2002, acting on a complaint filed by Joanna Ostrowska-Bazgier, the Supreme Administrative Court revoked the appealed-against decision of the President of the Housing and Municipal Development Office dated August 21, 2000, and the preceding decision of the President of the Housing and Municipal Development Office dated august 21, 2000, concerning declaration of invalidity of the administrative decision dated April 11, 1950, and issued by the President of the Capital City of Warsaw. According to the letter of the President of the Housing and Municipal Development Office dated July 28, 2003, and addressed to Orbis S.A. and other addressees, proceedings are pending on the case concerning declaration of invalidity of the administrative decision issued by the President of the Capital City of Warsaw dated April 11, 1950, that refused to grant to the former owners the right to reinstate the time limit to file a motion for temporary ownership of land constituting a real property in Warsaw located at 19 Wspólna street and a decision dated April 17, 1950 refusing to grant to the former owners the title to temporary ownership of the said real property. According to information contained in a letter of Minister of Infrastructure dated November 5, 2004 addressed to the Branch, presently actions are being undertaken in administrative proceedings aimed at establishing all parties to the above mentioned proceedings, as well as at establishing current addresses of successors, if any. The Ministry of Infrastructure applied to the Archives of the Capital City of Warsaw, the Jewish Commune and the Archives of Marriages and Deaths Register Office for the determining the above mentioned data. The case is pending.

11.4 Vera Hotel in Warsaw.

a) The Branch filed an application dated May 14, 1999 with the Warsaw County Office for giving the land with an area of 7 square meters forming part of plot no. 11 section 2-02-03 for perpetual usufruct, under Article 37 section 2 point 6 of the Act of 21 August 1997 on Administration of Real Property (Official Journal Dz.U. No.115, item.741, as subsequently amended) in order to improve the conditions for the development of real property where the Vera Hotel building is situated. Such an application was necessary because the analysis of the line of the boundary of real property of which Orbis S.A is the perpetual usufructuary, conducted in 1997 proved that since the date of the construction of the Vera Hotel, i.e. since 1980, the said boundary line has been permanently violated in such a manner that the 7 square meters of the hotel building are situated in the boundary line of plot no. 11 used as Bitwy Warszawskiej 1920 street. The proceedings are carried out by the Office of the Head of the Warsaw County, Real Property Department, files no. GN/GSP/7224/U./C./O./ /387/99/GJ. Necessary documents have been assembled in files and the Warsaw County Office (presently, the President of the Capital City of Warsaw) is preparing the so-called record of arrangements preceding the execution of relevant notary's deeds. To date, the aforementioned record of arrangements indispensable for the signature of notary's deed has not been completed. The state of the case has not changed.

b) The appeal filed with the Self-Government Appellate Board against the Office of the Capital City of Warsaw, Ochota District Branch, against the revaluation of the fee for perpetual usufruct of land made in 2003, effective as from January 1, 2004. The Self-Government Appellate Board fixed a dead-line for settling the matter amicably, if possible. Cost estimates of the parties have been submitted to the Arbitration Committee of the Polish Federation of Property Experts' Associations at 50, Nowogrodzka street. The case is pending.

11.5 Gdynia Hotel in Gdynia.

a) Upon application of Orbis S.A. Branch in Gdynia dated May 11, 1998, proceedings concerning adjusting the boundaries of the real property used by the Branch are pending before the self-government and state administration authorities, initiated under Article 14 & 5 of the Act of August 21, 1997, on Real Property Administration. The state of the case has not changed. The case is pending.

b) On January 10, 2002, the Branch filed a motion to the Self-Government Appellate Board in Gdańsk against President of the Town of Gdynia to acknowledge the revalued annual fee for perpetual usufruct of land equivalent to a different amount than specified in a notice of termination dated December 13, 2001, no. MGS-BT-7013-1/73/78-2001/A-4 as equitable. The new fee amount was determined at PLN 777,165.12. On June 17, 2004, a hearing was held before the Self-Government Appellate Board. The Branch is awaiting the decision.

11.6 Novotel Centrum in Poznań

a) On March 21, 2003 the attorney of Orbis S.A. filed an application for the establishment of paid easement of passage on the adjacent real property. On December 2003, the company „Andersia Property" neighboring on the Hotel, filed a

letter for dismissal of application. At a meeting on December 19, 2003, in connection with reconciliatory negotiations, the Court suspended – upon the application of Orbis S.A. and upon consent of „Andersia Property", proceedings until March 19, 2003. On March 18, 2003, the Branch filed an application for further suspension of proceedings. By virtue of an application dated August 28, 2004, Orbis S.A. motioned for the resumption of the suspended proceedings, modified the application for the establishment of easement of necessary passage and applied for securing the application by putting the participant (Andersia Property Sp. z o.o.) under an obligation to render the access to the Novotel Centrum from Kościuszki street (as has been the case to date) available to the applicant (Orbis S.A.), against consideration. In reference to the above mentioned application dated August 28, 2004, the attorney of Orbis S.A., in a letter dated October 15, 2004, once again applied for securing that application instantly. On October 18, 2004, the attorney of Orbis S.A. filed an application with the Civil Court for entering a warning on pending litigation concerning the establishment of paid easement of passage, by way of a provisional enforcement writ. By virtue of decision dated December 20, 2004, the Circuit Court dismissed the application of Orbis to secure the claim. By virtue of an application dated January 10, 2005, Orbis S.A. filed a complaint against this decision.

b) Litigation is pending concerning the issue of a decision on a permit for Andersia Property Sp. z o.o., to demolish the garage/parking lot located in the direct vicinity of Novotel Centrum in Poznań. As a party to that litigation, Orbis S.A. applied for respecting the interests of the Hotel in the permit Andersia Property Sp. z o.o. to demolition the garage/parking lot. The body of the first instance (President of the City of Poznań) included a provision on respecting the rightful interests of the Hotel. Taking into consideration the fact that the provision on respecting the rightful interests of the Hotel is not precise and that this decision being not satisfactory, Orbis S.A. filed an appeal against that decision with the Wielkopolskie Voivod. By virtue of decision dated November 17, 2004, the Wielkopolskie Voivod revoked the decision of President of the City of Gdańsk and referred it to the body of first instance for re-consideration. As the text of justification to that decision contained provisions infringing upon the interests of the hotel, Orbis S.A. filed a complaint with the Voivodship Administrative Court in Poznań against the decision of the Wielkopolskie Voivod dated November 17, 2004.

c) Andersia Property Sp z o.o. applied for issuing a decision on building and land development conditions for a new investment consisting in the construction of an complex comprising of office, hotel and commercial facilities. The said complex is located in immediate neighborhood of Novotel Centrum Poznań, on the premises of presently existing garage/parking lot. Being a party to these proceedings, Orbis S.A. applied that the interests of the Hotel be respected in the course of implementation of that investment project. Since the decision of the President of the City of Poznań specifying applicable building and land development conditions to Andersia Property Sp. z o.o. did not take into account the interests of Orbis S.A., the said decision was challenged on January 17, 2005 before the Self-Government Appellate Board in Poznań.

d) Orbis S.A. filed an application for the issue of decision concerning the location of a public utility investment consisting in the construction of a driveway to Novotel Centrum. By virtue of decision dated August 25, 2004, President of the City of

Poznań suspended proceedings on that case. Orbis S.A. appealed against that decision to the Self-Government Appellate Board in Poznań. By virtue of decision dated November 2, 2004, the Self-Government Appellate Board revoked the decision of the President of the City of Poznań dated August 25, 2004. By virtue of a subsequent decision dated November 29, 2004, the President of the City of Poznań once again suspended proceedings on that case and Orbis S.A. once again filed a complaint on that case with the Self-Government Appellate Board in Poznań.

11.7. Litigation upon the application of Orbis S.A. against the Head of the Warsaw County (presently President of the Capital City of Warsaw). On May 25, 2001, Orbis S.A. filed, through the agency of the Self-Government Appellate Board, an objection with the District Court, I Civil Division against the decision of the Self-Government Appellate Board dated April 25, 2001 dismissing the application for determining that the increase in the fee for perpetual usufruct of land located at **16 Bracka street is** justified in a lower amount. At a hearing held on June 24, 2002 the attorney of Orbis S.A. sustained that the annual fee for perpetual usufruct of land was determined in excessive amount and changed the merits of the case, motioning to render the decision determining the annual fee for perpetual usufruct of land at PLN 161,776 and filed a pleading, along with property appraisal prepared by eng. J. Szymański. Therefore, presently the value of object at dispute amounts to PLN 62,934.20. In response to the statement of claim dated October 24, 2002, the State Treasury – Head of the Warsaw County motioned to dismiss the statement of claim. By virtue of decision dated February 27, 2003, on which day the Court was to announce its decision, the Court took decision to re-open the already-closed proceedings and to adjourn it as well as to admit evidence by a real estate valuation expert who is to be commissioned with the determination of the market value of the said real property as at January 1, 2001 for the purposes of revaluation of fees for perpetual usufruct. In the property appraisal commissioned by the District Court, the real property expert, Mr. M. Szydłowski determined the value of real property at 16 Bracka street at PLN 5,536,700 (according to the property appraisal submitted by Orbis S.A., the value of real property was determined at PLN 5,392,530). Therefore, Orbis S.A. motioned to establish the amount of annual fee for perpetual usufruct at PLN 166,101.00 applicable as from January 1, 2001. At a hearing held on December 8, 2004, the Court admitted supplementary expert evidence whereby the value of real property was assessed at PLN 5,590,000. Upon the Defendant's request challenging the said supplementary opinion, the Court decided to admit evidence by another court expert concerning the market value of the real property concerned as at November 21, 2000 for the needs of revaluation of fees for perpetual usufruct and decided to adjourn the hearing and to ex officio fix a new date of hearing after receipt of new opinion of a court expert. The case is pending.

11.8 Sofitel Victoria in Warsaw

a) On July 9, 2002 Orbis S.A. was informed by the Housing and Municipal Development Office that upon application of Edward Raczyński, replaced by his legal successors, Mrs. Catherine Raczyńska, Mrs. Wanda Dembińska and Mrs. Wiridianna Rey, represented by attorney K. Labe, proceedings are pending in a case concerning the declaration of invalidity of the decision issued by the Ministry of Municipal Economy no. MT/167/62 dated May 15, 1962, upholding the validity of

the administrative decision issued by the Presiding Board of the National Council in the Capital City of Warsaw, no. GT.III-II-6/K/293/61 dated December 20, 1961, whereupon the title to temporary ownership of the land located in Warsaw at 5 Krakowskie Przedmieście street, mortgage no. 410 (part of the said real property is held by Orbis S.A. under perpetual usufruct, was refused and whereupon all the buildings located on the said land became the property of the State Treasury. The President of the Housing and Municipal Development Office refused, by virtue of the decision dated February 24, 2003, to declare the invalidity of the aforementioned administrative decision of Presiding Board of the Capital City of Warsaw dated December 12, 1961 and the afore-mentioned decision of the Ministry of Municipal Economy dated May 15, 1962. On March 19, 2003, the attorney of Mrs. Raczyńska, Mrs. Demblińska and Mrs. Rey filed a motion to re-consider the case related to the case resolved by virtue of the decision dated February 24, 2003, of which Orbis S.A. was informed by the Housing and Municipal Development Office on March 25, 2003, and motioned to annul the challenged decision in its entirety and to declare the aforementioned decision of the Ministry of Municipal Economy dated May 15, 1962 and the decision of the Presiding Board of the National Council in the Capital City of Warsaw of December 20, 1961 invalid. By virtue of the decision dated April 24, 2003, the President of the Housing and Municipal Development Office – having considered the motion to reconsider the case - upheld the aforementioned decision dated February 24, 2003. In response dated June 30, 2003 to the complaint lodged by Mrs. Wiridianna Rey, Mrs. Wanda Dembińska and Mrs. Catherina Raczyńska, represented by attorney Krzysztof Labe, the President of the Housing and Municipal Development Office motioned to dismiss the complaint. By virtue of decision dated November 2, 2004, the Voivodship Administrative Court, owing to non-existence of a central state administration body competent for acting in the capacity of a party to the case concerned, suspended proceedings until the body will be able to take action on the case. The Voivodship Administrative Court resumed the suspended proceedings but the date of the hearing has not been fixed.

b) Litigation is pending before the District Court in Warsaw against the Management Board of the Warszawa Centrum Municipality as a result of an objection filed by Orbis S.A. against the decision of the Self-Government Appellate Board concerning the payment for perpetual usufruct of land that was overestimated by PLN 118,723.56. Court fee has been paid. At a hearing on February 19, 2003, a real property valuation expert was appointed. It follows from the expert's opinion that the value of real estate is close to the value ensuing from the opinion of an expert appointed by the Office of the Capital City of Warsaw. The date of subsequent hearing has been scheduled for October 24, 2004.

11.9. Hotel Novotel Centrum in Warsaw.

a) Litigation upon application of Mr. Andrzej Jacek Blikle and Mrs. Helena Maria Helmerson-Andrzejewska to declare the invalidity of an administrative decision refusing to grant to the former owners the title to temporary ownership of land constituting a real property in Warsaw, at 29 Al. Jerozolimskie avenue (presently numbered 35), mortgage no. 5021.
Having reconsidered the case, the President of the Housing and Municipal Development Office declared, by virtue of the decision dated May 16, 2002, invalidity of the administrative decision of the Presiding Board of the National Council in the

Capital City of Warsaw no. ST/TN-15/J/20/55 dated June 24, 1955. Orbis S.A. applied to the President of the Housing and Municipal Development Office to review again the case terminated by the said decision of May 16, 2002. By virtue of the decision of March 31, 2003 (delivered to Orbis S.A. attorneys on April 9, 2003), the President of the Housing and Municipal Development Office upheld in force the aforementioned decision of May 16, 2002. On April 30, 2003 attorneys of Orbis S.A. filed a complaint with the Supreme Administrative Court against the decision issued by the President of the Housing and Municipal Development Office on March 31, 2003 and motioned to revoke the challenged decision as well as the decision dated May 16, 2002 upheld by virtue of the said decision as well as motioned to suspend the execution of challenged decisions. By a decision dated July 29, 2003, the Supreme Administrative Court decided to suspend the execution of the challenged decision of the President of the Housing and Municipal Development Office dated March 31, 2003. In a letter dated August 31, 2004 addressed to the plaintiff's attorney (for information of the attorney of Orbis S.A.), the Minister of Infrastructure explained that the body applies for dismissing the complaint filed by Orbis S.A. against the decision of the President of the Housing and Municipal Development Office declaring the invalidity of the administrative ruling of the Presidium of the Capital City of Warsaw refusing former owners the title to temporary ownership of the land located at 35 Jerozolimskie avenue. By virtue of decision dated October 20, 2004, the Voivodship Administrative Court owing to non-existence of a central state administration body competent for acting in the capacity of a party to the case concerned, suspended proceedings until the body will be able to take action on the case. The attorney of Mr. Andrzej Jacek Blikle and Mrs. Helena Maria Helmerson – Andrzejewska filed a complaint against that decision and motioned that the challenged decision be revoked in its entirety and that the case be referred to the Voivodship Administrative Court for re-consideration. On January 14, 2005, the Voivodship Administrative Court resumed suspended proceedings but the date of the hearing has not been fixed yet.

b) In a letter dated September 8, 1998, Orbis S.A. was notified by the Housing and Municipal Development Office that proceedings were initiated upon application of Mrs. Elżbieta Sławińska concerning the declaration of invalidity of the administrative decision of the Presiding Board of the Capital City of Warsaw dated November 6, 1951, no. GM/TW20679/51 refusing to grant the title to temporary ownership to Warsaw-based plot of land located at 26 Nowogrodzka street, mortgage no. 1599-G and stating that all the buildings located on the said plot of land became the property of the State Treasury. On September 28, 2001, the Supreme Administrative Court dismissed the complaint filed by Orbis S.A. against the decision of the President of the Housing and Municipal Development Office (no. P.5.3-WP-2/2000) dated December 29, 2000, which upheld a former decision issued by the President of the said Office of March 7, 2000 (no. PO.5.3.-R-29/99). Related to the declaration of invalidity of the above mentioned administrative decision dated November 6, 1951. By virtue of the said decision, which was based on the so-called "Warsaw Decree" dated October 26, 1945, the former owners were disowned from their title to temporary ownership (according to the present legal status it is referred to as a "perpetual usufruct" to real property) to the real property located in Warsaw, at 26 Nowogrodzka street.

Administrative proceedings were held in the Head Office of the Warsaw County Office on March 12, 2002, concerning hearing of the application filed by Jan and Tadeusz Sławińscy on September 14, 1948, concerning the award of the title to temporal ownership (presently title to perpetual usufruct) of the real property located at 26 Nowogrodzka street, mortgage no. 1599 G. By virtue of an administrative decision (no. 820/ZP/2002) dated December 4, 2000 the President of the Capital City of Warsaw refused to establish the title to perpetual usufruct of the said real property. As follows from the letter from the Office of the Capital City of Warsaw, Real Property Management Division to the Voivodship Office of Mazowieckie Voivodship in Warsaw, Division of State Treasury and Ownership Transformations dated January 08, 2003 sent to Orbis S.A., Mrs. Elżbieta Sławińska, Mrs. Teresa Szydłowska and Mr. Roman Sławiński (appeal dated December 20, 2002) and Mrs. Joanna Kubiaczyk-Grodzka (appeal dated December 15, 2002) and attorney Jerzy Porczyński representing Mr. Jerzy Sławiński and Maria Podkulińska (appeal dated December 18, 2002) – successors of former owners – filed appeals against the aforementioned decision issued by the President of the Capital City of Warsaw dated December 4, 2002. By a decision dated July 28, 2003, the Mazowieckie Voivod upheld the challenged decision. A complaint against the said decision has been filed with the Supreme Administrative Court (I SA 1978/03). On January 14, 2005, after hearing the case, the Voivodship Administrative Court rendered judgment whereby it revoked both decision (i.e. of the President of the Capital City of Warsaw dated December 4, 2003 and of the Mazowieckie Voivod dated July 28, 2003) and referred the case to be re-considered.

11.10 Hotel Novotel Marina in Gdańsk:

On December 18, 2001 an appeal was filed with the Self-Government Appellate Board in Gdańsk in connection with the increase in the annual fee for perpetual usufruct of land (from PLN 81,683.88 up to PLN 378,733.80). The amount proposed by the Branch equals PLN 189,366.90. On March 2, 2004, the Self-Government Appellate Board in Gdańsk rendered a decision dismissing the application of the Branch as inequitable. On March 16, 2004, the Branch lodged an objection against the Board's decision with the District Court in Gdańsk. The case has been settled amicably, the parties agreed to the amount of PLN 340,860.42.

11.11 Hotel Posejdon in Gdańsk.

On December 18, 2001 an appeal was lodged with the Self-Government Appellate Board in Gdańsk against notice of termination of the amount of the annual fee for perpetual usufruct of land on which the Hotel building is situated. On January 1, 2003 a proposal of an amicable agreement was filed with the Town Office in Gdańsk. The amount proposed by the Hotel: PLN 120,360.48. The Self-Government Appellate Board rejected the proposal of amicable agreement. The requested amount: PLN 207,926.55. The Self-Government Appellate Board dismissed the application for determining that the fee amount is inequitable. Objection against the decision was lodged. On June 22, 2004, a court expert conducted a view of the real estate. The appointed expert prepared a new valuation of the real estate, and established its value at PLN 5,021,075. Since the expert's applications related to the quoted value were inconsistent with the plaintiff's position, a supplementary opinion has been requested. The former position in the case stipulating that the increase in the annual fee for perpetual usufruct of land was not

justified was upheld. The case has been adjourned until the date of hearing is fixed ex officio.

11.12 Hotel Novotel Centrum in Gdańsk.

On April 25, 2002 an appeal was filed with the Self-Government Appellate Board against the land use permit dated March 21, 2002 issued upon the application of Towarzystwo Inwestycyjne performing construction works related to the infrastructure in the vicinity of the Hotel. By virtue of decision dated June 16, 2003, the Self-Government Appellate Board revoked the challenged decision in its entirety and referred the case for reconsideration by the authority of the first instance. No information as to whether the appeal has been filed with the Supreme Administrative Court.

On November 13, 2002, Orbis S.A. filed a complaint with the Supreme Administrative Court against the decision of Minister of Culture dated October 07, 2002 concerning the discontinuance of appellate proceedings initiated by Orbis S.A. in connection with the decision of the Pomorskie Voivodship Conservator of Historical Monuments dated February 18, 2002 coordinating the draft land use permit for the investment project consisting in the execution of a complex of buildings with residential, commercial, hotel and office functions on the land located in Gdańsk in the quarter surrounded by Chmielna, Żytnia and Spichrzowa streets. In response dated February 18, 2003 to the complaint of Orbis S.A., the Minister of Culture moved for its rejection. On March 26, 2004 the Voivodship Administrative Court in Warsaw took decision to adjourn the hearing and obligated the attorney of the plaintiff to indicate the address of the participant in the proceedings, Towarzystwo Inwestycyjne. Since it has been impossible to establish the current address of Towarzystwo Inwestycyjne sp. z o.o., on June 25, 2004 the Voivodship Administrative Court has suspended proceedings on that case. On November 22, 2004 the proceedings concerned were resumed.

11.13 Giewont Hotel in Zakopane.

The enfranchisement proceedings before the Małopolskie Voivod were suspended because in November 2002 Mr. Adam Fedyk applied for the reinstatement of the real property concerned (the letter pertaining to that matter has been forwarded to the Administrative and Economic Director in the Management Board's Office by the lawyer rendering services for the Branch). On June 28, 2003, the Małopolskie Voivodship Office in Cracow resumed the suspended proceedings. The Branch has found that the Małopolskie Voivodship Office is awaiting the position of the County Office on the issue related to the filing of another application for the reinstatement of the real property. A reminder was addressed to the County Office concerning the vindicatory proceedings conducted by Mr. A. Fedyk. The resolution of the preliminary question by the Head of Tatry District was contingent upon the determination of invalidity of the decision on enfranchisement. The Minister of Infrastructure refused to determine the invalidity of the decision as requested by the claimant in the procedure of the Code of Administrative Proceedings The Minister of Infrastructure refused to declare the invalidity of the decision on enfranchisement, and subsequently, upheld his decision in force in the course of appellate proceedings. . The party applied for reconsideration of the case. The decision of the Minister of Infrastructure, rendered as a result of reconsideration of an application for the declaration of invalidity of decisions on nationalization, was appealed against by the applicants in the Voivodship

Administrative Court, which in practice makes it impossible to effectively proceed with the enfranchisement proceedings until the Administrative Court renders its decision. An application for making an entry in the land and mortgage register was filed. Closing these proceedings, as preliminary issues, should render it possible to complete the enfranchisement proceedings. The Court filed an application with the Circuit Court in Zakopane for disclosure of changes in the area of plots of land. Moreover, incidental proceedings are underway, completion of which will allow for the undertaking of the main proceedings.

By virtue of decision dated December 6, 2004, the Minister of Infrastructure, having considered the appeal of Mr. Adam Fedyk against the decision of the Małopolskie Voivod dated June 30, 2004 on the refusal to resume proceedings resolved by the decision of the Nowosądeckie Voivod dated January 30, 1996 upholding the decision of the Head of District Office in Nowy Targ dated November 20, 1995 concerning refusal to reinstate real property located in Zakopane at 1 Kościuszki street, marked as a plot of land no. 101 map section 5, stated that that the dead-line for filing an appeal was missed. By virtue of decision dated December 14, 2004, the Minister of Infrastructure referred the application of Adam Fedyk for resumption of proceedings resolved by the final decision of the Małopolskie Voivod dated June 30, 2004 to the Małopolskie Voivod, being the competent authority to consider that case.

By virtue of decision dated November 9, 2004, the Minister of Infrastructure, having considered the application of Mr. Romuald Struczkowski for reinstatement of dead-line for filing an application against the above mentioned decision of the Małopolskie Voivod dated June 30, 2004, refused to reinstate the dead-line for filing the appeal. In a response dated December 14, 2004 to the complaint of Mr. R. Struczkowski dated November 25, 2004 against the decision of the Minister of Infrastructure dated November 9, 2004, the Minister of Infrastructure motioned for dismissal of the complaint.

11.14 Novotel Okęcie Airport in Warsaw

On April 22, 2003, the Branch filed a claim with the District Court for the Capital City of Warsaw, IV Civil Division, against Małgorzata Bańkowska to release a part of the real property of the Hotel constituting a plot of land with an area of 90 square meters which the defendant is in possession of without a legal title. The case was placed on the court agenda and assigned case no. IV C 519/03. A hearing was held on December 22, 2003. The proceedings have been suspended on the defendant's motion until her application for the prescription of real property is examined. No new fact related to that case have occurred.

11.15 Litigation concerning the real property at 11 Pijarska street in Cracow:

a) On January 21, 2003 the attorney of Mrs. Stanisława Marczak, Paweł Arkadiusz Marczak, Arkadiusz Marczak and Adam Marczak filed a claim against the State Treasury represented by the Małopolskie Voivod and Orbis S.A. for the adjustment of the legal status of the real property located at 11 Pijarska street in Cracow, land and mortgage register no. KW 8615, comprised of the plot of land no. 15 section 1 with an area of 315,60 square meters in a manner providing for entering the following persons as co-owners: S. Marczak owner of 3/16^{ths}, P.A. Marczak owner of 1/16^{ths}, G. Marczak owner of 1/16^{ths}, A. Marczak owner of 1/16^{ths}, in Section II of the land and mortgage register - in lieu of State Treasury – under management of the

State Enterprise Orbis Hotels: Cracovia-Holiday Inn –Forum - Francuski and Wanda in Cracow - thereby diminishing the share held by the State Treasury to 10/16ths. By virtue of its decision dated June 30, 2003, the District Court secured the claim by entering a note on pending litigation in the land and mortgage register no. KW 8615. By virtue of the judgment dated October 18, 2004, the Circuit Court admitted the plaintiffs' request in its entirety and adjudged an aggregate amount of PLN 7,230 to be paid by Orbis for the benefit of plaintiffs as reimbursement of costs of proceedings. On November 29, 2004, an appeal was lodged against the said judgment dated October 18, 2004 whereby the said judgment was challenged in its entirety. On behalf of Orbis S.A., the case is defended by attorney Janusz Nowiński.

b) On October 13, 2003, Orbis S.A. was summoned to appear before the District Court in Kraków, I Civil Division on November 26, 2003 at a hearing, in the capacity of a party in the litigation initiated by Mr. Stanisław Marczak and others against Orbis S.A. for the payment, for the benefit of the plaintiff, of an amount of PLN 550.800,00 along with statutory interest due from the date of the claim as a fee for non-contractual use of the real property located in Cracow at 11 Pijarska street, with a three-story tenement house developed thereon, with floor area of 480 square meters, in the period from September 20, 1994 until it is released (the Court has attached the claim pertaining to that issue to the aforementioned summons issued by the Court). The hearing was adjourned until April 21, 2004. On December 01, 2003 the real property was released to its owners and this fact was confirmed in the take-over protocol. The case is currently suspended since we are awaiting a prejudicial resolution by the Circuit Court for Cracow – Śródmieście concerning the alignment of the wording of the entry in the Land and Mortgage Register (for that real estate) to the actual legal status (case file no. IC 1142/03).

   In April 2004, the two other owners of that real estate, namely Mrs. Magdalena Marczak and Andrzej Marczak, represented by attorney Małgorzata Piechota, filed an action with the District Court in Cracow to be attached to case file no. 761/04 for the payment of an amount of PLN 594,000.00 as remuneration for non-contractual use of the real estate at 11 Pijarska street in Cracow. At the hearing held on June 30, 2004, the Court, upon an application of the attorney of Orbis S.A., stated that the action related to the very same claim has already been filed with the Court and has been assigned case file no. IC 1142/03 and is currently being examined. In such circumstances, the Court issued a decision to combine the two cases to be examined jointly and to identify them under the formerly assigned case file no. IC 1142/03. No new developments related to that case. on behalf of Orbis S.A. the case is defended by attorney Janusz Rowiński.

c) On November 29, 2004, attorney of Orbis S.A filed a suit against owners of the tenement house located in Pijarska street in Kraków (S. Marczak, P. Marczak, G, Marczak, A. Marczak, A. Marczak, M. Marczak) for reimbursement of expenditure and applied for adjudging an amount of PLN 1,541,346.56 along with statutory interest as from December 1, 2003 and reimbursement of costs of proceedings to be paid jointly and severally to Orbis S.A.. On behalf of Orbis, the case is defended by attorney Janusz Nowiński.

11.16 By virtue of decisions dated May 05, 2003, the President of the City of Poznań, having examined the application of Mrs. Wanda Rusiecki and Mr. Krzysztof Pawłowski filed by the agency of Mr. Jędrzej Pawłowski on December 12, 2002 and, having examined the application of Mr. Jędrzej Pawłowski filed by the agency of attorney Żanna Demska

on January 06, 2003, concerning the resumption of administrative proceedings that ended with the issue of a decision no. 242/2001 dated March 12, 2001 on conditions for building and land development of real property located in **Poznań, at the junction of Roosevelt and Słowackiego streets** (plots no. 38/2, 39/2, 41/3, 42/3, 43/4) for an investment project comprising the construction of an office-service building, refused to repeal its own decision dated March 12, 2001 on conditions for building and land development. As it follows from the letter dated June 09, 2003 from the Office of the City of Poznań, Department of Town Planning and Architecture to the Self-Governing Board of Appeals in Poznań, the decision dated May 05, 2003 on refusal to repeal the decision dated March 12, 2001 has been appealed against. By virtue of the decision dated November 24, 2003, the President of the City of Poznań decided, having re-examined the application, to resume the administrative proceedings concerning the determination of conditions for land development. No new fact related to that case have occurred.

11.17 Litigation concerning a real property located in **Wilanów at 27 St. Kostki Potockiego street (Wilanów restaurant)** carried out by successors of a former owner, Adam Branicki that ended with a ruling of the Supreme Administrative Court in Warsaw dated June 09, 2003 (case file IV S.A. 3462/01) repealing the decision of the government administration bodies of the first and second instance. According to the Branch, no mention of this litigation was included in the former reports as it does not concern real property to which Orbis S.A. holds an established title of ownership or title to perpetual usufruct. The progress of the litigation remains unchanged.

11.18 „Cracovia" Hotel in Cracow. On January 12, 2004 Orbis S.A. was summoned to participate in the litigation in the capacity of a defendant under Article 194 § 1 of the Code of Civil Proceedings and to file a response to the claim filed in the litigation initiated by the Norbetanki Nunnery in Cracow against the Municipality of the City of Cracow, the State Treasury – the President of the City of Cracow and the Minister of Finance (case file I C 1005/01). In a pleading of the plaintiff's attorney dated December 22, the plaintiff applied, among others, for establishing that the Norbetanki Nunnery in Cracow is the owner on the real property with an area of 0.5822 ha, comprising of a part of plot of land 180/04 (land and mortgage register no. KW 212704), located in Cracow and for obligating the defendant State Treasury to acquire the ownership of the aforementioned real property against compensation amounting to PLN 5,561,290.00. The attorney of Orbis S.A. filed a response to the statement of claim, dated February 16, 2004 and applied to the Court to dismiss the action in its entirety in respect of Orbis S.A. and to adjudge the costs of court proceedings to the benefit of Orbis S.A. By virtue of the judgment dated October 14, 2004, the District Court in Cracow dismissed the action in respect of Orbis S.A.. The attorney of Orbis S.A. applied for the statement of grounds for the judgment. On behalf of Orbis S.A. this case is defended by Kubas, Kos – Adwokaci Sp. p. law office in Cracow.

11.19 Mercure Unia Hotel in Lublin

In connection with an agreement (described in point 4 of the report no. XI dated April 22, 2003) reached on November 25, 2003 before the Property Commission in Warsaw, in the regulatory proceedings related to the reinstatement of the ownership title to the real estate of the Catholic University of Lublin, with an area of 1623 square meters, located in Lublin at 1 Akademicka street and 14 Racławickich avenue, actions (a

relevant application was filed in September 2004, after all the documents had been assembled) in the District Court in Lublin, Land and Mortgage Registry Division, aiming to adjust the entries in the land and mortgage register in accordance with the abovementioned agreement have been completed. The Circuit Court in Lublin, Land and Mortgage Registers Division established a Land and Mortgage Register KW no. 226033 and KW no. 226695 for the real property concerned and made relevant entries. The case has been concluded.

12. Events after the balance sheet date

12.1 On January 24, 2005, Articles of Association of a limited liability company have been executed. The company shall operate under the business name Orbis Kontrakty Sp. z o.o. and its initial share capital equals PLN 100,000. Orbis S.A. acquired 80 equal and indivisible shares of PLN 1,000 each, i.e. having a total value of PLN 80,000 and representing 80% of the total number of shares at the General Meeting of the newly established Company. The remaining 20 shares have been acquired by Orbis S.A. subsidiary, i.e. HEKON – Hotele Ekonomiczne S.A.

As a consideration for the above-mentioned financial assets Orbis S.A. paid a price of PLN 80,000. The acquisition will be financed from Orbis S.A. own funds.

The acquired assets constitute a long-term investment of capital by Orbis S.A.

Orbis Kontrakty Sp. z o.o. is a subsidiary of Orbis S.A.
Pursuant to § 21.2 of the Articles of Association, the Company Members appointed the following persons as members the first Management Board composed of 3 persons and serving a tenure of five years: Orbis S.A. appointed Mr. Yannick Rouvrais, member of Orbis S.A. Management Board as the President of the Management Board of Orbis Kontrakty Sp. z o.o. and Mr. Krzysztof Gerula, First Vice-President of Orbis S.A. as member of Management Board of Orbis Kontrakty Sp. z o.o.. HEKON –Hotele Ekonomiczne S.A. appointed Mr. Alain Billy, member of HEKON S.A Management Board as a member of Management Board of Orbis Kontrakty Sp. z o.o.. Moreover, Mr. Yannick Rouvrais is the President of Management Board in HEKON S.A. and Mr. Alain Billy is a member of Orbis S.A. Management Board .

The main objective for which the Company was founded is to organize purchases for hotels managed by both companies – Members of Orbis Kontrakty Sp. z o.o..

13. The following exchange rates were applied for the purpose of conversion of „Selected Financial Data" in the balance sheet into EURO:

1) Balance sheet figures - the average rate of exchange quoted by the National Bank of Poland:

- on December 31, 2004	EUR 1 = PLN 4.0790
- on December 31, 2003	EUR 1 = PLN 4.7170

2) Profit and loss account figures - the average arithmetical exchange rate calculated on the basis of the exchange rate as at the last day of the month of the reporting period:

- January 1, 2004 – December 31, 2004 EUR 1 = PLN 4.5182
- January 1, 2003 – December 31, 2003 EUR 1 = PLN 4.4474

Signature of the person representing the Company

Alain Billy
Member of the Management Board

Signature of the person in charge of the Company's accounts

Lidia Mieleszko
Authorized Executive, Main Accountant

Warsaw, February 10, 2004

Prepared by: Grażyna Kozłowska

ORBIS

Warszawa , 2005-02-11

United States Securities
and Exchange Commission
Washington D.C. 20549
USA



Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 6/2005.
Best regards



Krzysztof Gerula

I Vice President

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA

Current report no 6/2005



The Management Board of "Orbis" S.A. hereby informs about the wording of resolutions adopted by the General Assembly of Shareholders:

Resolution no 1
concerning preparation of Orbis S.A. financial statements in compliance with International Accounting Standards (IAS) beginning from January 1, 2005

Acting by virtue of Article 1 point 7 b of the Act of August 27, 2004, concerning amendment of the Accounting Act and Concerning Amendment of the Act on Licensed Auditors and their Self-Government (journal of laws No 213, item 2155) and § 29 section 1 point 1 of the „Orbis" S.A. Statutes, the Extraordinary General Meeting of Shareholders hereby resolves as follows:

§ 1
Beginning from January 1, 2005, the financial statements of Orbis S.A. shall be prepared in compliance with International Accounting Standards (IAS).

§ 2
The resolution shall come into force on the date of its adoption.

Resolution no 2
concerning sale of the title to perpetual usufruct of real property consisting of undeveloped land located in Wrocław, at 7a Powstańców Śląskich street and 60, Swobodna street.

Acting by virtue of Article 393 pt. 4 of the Code of Commercial Companies and Partnerships and § 29 section 2 of Orbis S.A. Statutes, it is hereby resolved as follows:

§ 1
The Extraordinary Shareholders' Meeting of Orbis S.A. expresses its consent for sale of the title to perpetual usufruct of the plot of land no. 55/2, map district South, land registration no. 62, AM-14 Wrocław-Krzyki, having the total area of 3,125 square meters, located in Wrocław, at Powstańców Śląskich no. 7a and Swobodna no. 60, registered in the District Court in Wrocław – Department of Land and Mortgage Register, land and mortgage register KW no. 103049, for the price negotiated by the Management Board of Orbis S.A., i.e., PLN 4,000,000 + VAT.

§ 2
The resolution shall come into force on the date of its adoption.

Resolution no 3
concerning amendment of § 3, 4, 6, 7, 8, 10, 11, 12, 13, 15, 16, 17, 18, 19, 20, 21, 22, 23, 25, 26, 27, 29, 30, 31, 32, 33, 34, and 36 of the Company's Statutes.

Acting by virtue of § 29 section 1 point 5 and section 3 of Orbis S.A. Statutes, the General Meeting of Shareholders hereby resolves as follows:

§ 1

1. The Company's Statutes shall hereby be amended in the following manner:

1.1/ The former wording of § 3.1:

"1. The founder of the Company is the State Treasury.",

shall now be replaced with the following wording:

"1. The founder of the Company was the State Treasury.";

1.2/ The former wording of § 3.2:

"2. The Company is established as a result of transformation of a state-owned enterprise named Państwowe Przedsiębiorstwo "ORBIS".",

shall now be replaced with the following wording:

"2. The Company was established as a result of transformation of a state-owned enterprise named Państwowe Przedsiębiorstwo "ORBIS".";

1.3/ The former wording of § 4.1:

"1. The Company shall operate on the basis of the Polish Commercial Code and the Act of August 30, 1996, on Commercialization and Privatization of State-Owned Enterprises (Journal of Laws „Dz.U." no 118, item 561, with subsequent amendments).",

shall now be replaced with the following wording:

"1. The Company shall operate on the basis of the Polish Companies and Partnerships' Code as well as other applicable provisions of the law.";

1.4/ The former wording of Title No II of the Statutes:

"II. THE COMPANY'S BUSINESS",

shall now be replaced with the following wording:

"II. THE COMPANY'S CORE BUSINESS";

1.5/ The former wording of § 6:

"The Company's business operations shall consist in:

1) organization and servicing of domestic and international tourism,
2) coordination, organization and servicing of congresses, conventions, symposia, conferences, exhibitions and other special events along with additional services,

3) provision of hotel lodging and catering services and provision of ancillary services,
4) agency services in the area of booking and sale of carriage documents by Polish and foreign carriers in domestic and international travel as well as organization of transportation by all means of transport,
5) provision of transport services, including lease of transport vehicles, organization of transportation by own transport vehicles as well as provision of transport vehicle repair services,
6) operating cashier outlets offering sale and purchase of foreign tender,
7) advertising and publishing activities, both in Poland and abroad,
8) foreign trade operations, in particular in the areas related to the Company's core business,
9) sale of domestic and foreign products and goods,
10) provision of services and conducting business operations in the area of training, investment and information technology,
11) provision of banking services within the limits of a licence,
12) organization and running of gambling games and lotteries,
13) provision of insurance services within the limits of licences and authorizations,
14) provision of customs agency services within the limits of a licence,
15) lease of non-residential premises,
16) management of foreign hotels within the framework of hotel management systems operated by the Company.",

shall now be replaced with the following wording:

"The Company's core business shall consist in:

1) organization and servicing of domestic and international tourism (63.30.A),
2) coordination, organization and servicing of congresses, conventions, symposia, conferences, exhibitions and other special events along with additional services (74.84.A),
3) provision of hotel lodging and catering services and provision of ancillary services (55.11.Z),
4) agency services in the area of booking and sale of carriage documents by Polish and foreign carriers in domestic and international travel as well as organization of transportation by all means of transport (63.30.C),
5) provision of transport services, including lease of transport vehicles, and organization of transportation by own transport vehicles (60.23.Z),
6) provision of transport vehicle repair services (50.20.A),
7) operating cashier outlets offering sale and purchase of foreign tender (67.13.Z),
8) advertising and publishing activities, both in Poland and abroad (74.40.Z),
9) foreign trade operations, in particular in the areas related to the Company's core business (51.70.B),
10) sale of domestic and foreign products and goods (52.63.Z),
11) provision of services and conducting business operations in the area of training, investment and information technology (80.42.Z),
12) provision of banking services within the limits of a license (65.22.Z),
13) organization and running of gambling games and lotteries (92.71.Z),
14) provision of insurance services within the limits of licenses and authorizations (67.20.Z),

15) provision of customs agency services within the limits of a license (63.40.C),
16) lease of non-residential premises (70.20.Z),
17) management of foreign hotels within the framework of hotel management systems operated by the Company (70.32.B).";

1.6/ The former wording of Title No III of the Statutes:

"III. THE COMPANY'S EQUITY",

shall now be replaced with the following wording:

"III. THE COMPANY'S SHARE CAPITAL";

1.7/ The former wording of § 7:

"The Company's equity shall be composed jointly of the founding capital and the assets of the enterprise referred to in § 3 section 2."

shall be deleted entirely;

1.8/ The former wording of § 8:

"The share capital of the Company amounts to PLN 92,154,016 (say: ninety two million one hundred fifty four thousands and sixteen zlotys) and is divided into 46,077,008 (say: forty six million seventy seven hundred and eight) shares having a nominal value of PLN 2.00 (say: two zlotys) each. The remaining part of the equity constitutes the supplementary capital.",

shall now be replaced with the following wording:

"The share capital of the Company amounts to PLN 92,154,016 (say: ninety two million one hundred fifty four thousand and sixteen zlotys) and is divided into 46,077,008 (say: forty six million seventy seven hundred and eight) shares having a nominal value of PLN 2.00 (say: two zlotys) each.";

1.9/ The former wording of § 10:

" Shares may be redeemed by virtue of a resolution of the General Assembly.",

shall now be replaced with the following wording:

"The Company's shares may be redeemed upon shareholder's consent by way of their acquisition by the Company (voluntary redemption).";

1.10/ The former wording of Title No IV of the Statutes:

"IV THE COMPANY'S GOVERNING BODIES" *,

shall now be replaced with the following wording:

"IV THE COMPANY'S GOVERNING BODIES" *;

[Translator's note: This amendment applies to the Polish wording only. Both the terms translate into the phrase "governing bodies"].*

1.11/ The former wording of § 11:

"The Company's governing bodies* are:

1. The Management Board of the Company,
2. The Supervisory Board,
3. The General Meeting of Shareholders.",

shall now be replaced with the following wording:

"The Company's governing bodies* are:

1. The Management Board of the Company,
2. The Supervisory Board,
3. The General Meeting of Shareholders.";

[Translator's note: This amendment applies to the Polish wording only. Both the terms translate into the phrase "governing bodies"].*

1.12/ The former wording of § 12.1:

"1. The Management Board of the Company shall be composed of 3 to 7 members. The term of office of the Management Board shall last for three subsequent years, save for the term of office of the first Management Board".,

shall now be replaced with the following wording:

"1. The Management Board of the Company shall be composed of 3 to 7 members. The joint tenure of Management Board members shall be three years.";

1.13/ The former wording of § 12.2:

"2. The Supervisory Board shall appoint and dismiss the President of the Management Board and, upon consultation with the President, the remaining members of the Management Board.",

shall now be replaced with the following wording:

"2. The Supervisory Board shall appoint and recall the President of the Management Board and, having sought the opinion of the President, the remaining members of the Management Board.";

1.14/ The former wording of § 13:

"1. The Management Board of the Company headed by its President shall manage the Company and represent it towards third parties.

2. All matters which have not been reserved for the General Assembly of Shareholders or the Supervisory Board by virtue of the law or these Statutes shall fall within the scope of tasks of the Company's Management Board.

3. The detailed procedures of operations of the Management Board shall be laid down in the Rules of the Management Board. The said Rules shall be adopted by the Management Board and approved by the Supervisory Board.

4. In case of an equal division of votes for and against adopting a resolution of the Management Board, the vote of the President of the Management Board shall prevail.

5. The following actions of the Management Board shall require a prior consent of the Supervisory Board:

1) executing any transaction, including transactions involving sale, purchase, credit and guaranty of a value in excess of PLN 30,000,000 (say: thirty million zlotys),
2) sale by the Company of shares or interest in the Company's subsidiaries, irrespective of the value of such shares or interest, sale by the Company of shares or interest in other companies of a value in excess of PLN 30,000,000 (say: thirty million zlotys) as well as giving consent for the sale by a Company's subsidiary of shares or interest in other companies,
3) concluding an agreement with a chartered auditor.

6. Resolutions of the Management Board shall be adopted by a simple majority of votes cast in the presence of at least half of the Management Board members, rounded down to a whole (zero-digit) number, plus one member of the Management Board, whilst the abstaining votes shall not be taken into account for the purpose of calculating the majority.

7. Meetings of the Management Board shall be held at least once a month. Meetings of the Management Board shall be convened by the President of the Management Board upon his own initiative or upon request of three members of the Management Board. Notices concerning meetings of the Management Board should be delivered to all the members of the Management Board at least 3 days before the meting, unless all members of the Board agree to forego such a requirement or when the meeting is called for urgent and important reasons. The notice concerning convening the meeting of the Management Board should contain its agenda.

8. Subject to the applicable provisions of the law, the Management Board may:

1) hold meetings by way of a teleconference call, provided that each member of the Management Board is able to hear the remaining members and take part in the discussion
2) adopt resolutions without formally convening the meeting, provided that all the members of the Management Board grant their consent in writing or by a facsimile transmission to adopt a resolution in a proposed wording.",

shall now be replaced with the following wording:

"1. The Management Board shall manage the affairs of the Company headed by the President of the Management Board and shall represent the Company.

2. Each member of the Management Board shall have the right and the duty to manage the affairs of the Company. Matters that do not exceed the scope of ordinary management of the Company may be dealt with by any member of the Management Board without a prior resolution of the Management Board.

3. Each member of the Management Board may object to a certain matter being dealt with by another member of the Management Board or to the manner of dealing with such a matter and may demand that a meeting of the Management Board devoted to this issue be called. Each member of the Management Board shall inform the remaining members of the Management Board about each and every matter dealt with by such member, if its value exceeds PLN 500,000.

4. Matters exceeding the scope of ordinary management of the Company and matters objected to by any member of the Management Board shall require passing a resolution at a Management Board meeting.

5. The ordinary management of the Company shall involve managing the overall affairs of the Company as well as such legal and factual actions undertaken by the Management Board that should be carried out under regular circumstances in order to properly discharge the Company's duties.

6. All matters related to managing the affairs of the Company which have not been reserved for the General Meeting of Shareholders or the Supervisory Board by virtue of the law or these Statutes shall fall within the scope of tasks of the Company's Management Board.

7. The detailed procedures of the Management Board's operations shall be laid down in the By-Laws of the Management Board. The said By-Laws shall be adopted by the Management Board and approved by the Supervisory Board.

8. The President of the Management Board shall be the General Director of the Company Orbis S.A. and shall perform the task of a general supervision over the Company's activities. The President of the Management Board shall co-ordinate the implementation of tasks assigned to the remaining members of the Management Board and resolve all disputable matters related to the Company's activities, which have not been reserved for a collegiate decision of the Management Board, the Supervisory Board or the General Meeting of Shareholders.

9. Each member of the Management Board shall inform the General Director of the Company Orbis S.A. about his activities as regards the scope of matters assigned to such a Management Board member, activities of units subordinate to such a member and about the member's intentions as regards the above-mentioned activities. General Director of the Company Orbis S.A. shall have the right to intervene in each and every matter of the Company.

10. In the case of an equal division of votes for and against adopting a resolution of the Management Board, the President of the Management Board shall have a casting vote.

11. The following actions of the Management Board shall require a prior consent of the Supervisory Board:

1) acquisition of a real property, title to perpetual usufruct or share in a real property having a transaction value in excess of PLN 6,000,000 (say: six million zlotys),

2) executing a transaction other than that referred to in point 1 above, including transactions involving sale, acquisition, credit facility and guaranty of a value in excess of PLN 30,000,000 (say: thirty million zlotys),

3) transfer by the Company of shares or interest in the Company's subsidiaries, irrespective of the value of such shares or interest, transfer by the Company of shares or interest in other companies, where the transaction value exceeds PLN 30,000,000 (say: thirty million zlotys) as well as granting consent for the acquisition or transfer by a Company's

subsidiary of shares or interest in other companies, where the transaction value exceeds PLN 30,000,000 (say: thirty million zlotys),

4) concluding an agreement with a chartered auditor,

5) all actions affecting the Company's share capital, including issue of shares, options, as well as issue of debt instruments, including, but not limited to, bonds and convertible bonds as well as redemption of shares,

6) approval of plans and the Company's development strategies prepared by the Management Board as well as its annual budgets, including annual capital expenditure and investment plans,

7) preparation and launching schemes relating to employee participation in the Company's profits, including plans relating to issue of options for the Company's shares as well as material amendments to collective employment agreements binding in the Company as well as major changes in social policy pursued by the Company,

8) proposals pertaining to distribution of the dividend.

12. Resolutions of the Management Board shall be adopted by a simple majority of votes cast in the presence of at least half of the Management Board members (in the case of odd number of Management Board members, the number shall be rounded down to a whole number plus one member of the Management Board), whilst the abstaining votes shall not be taken into account for the purpose of calculating the majority.

13. Meetings of the Management Board shall be held at least once a month. Meetings of the Management Board shall be convened by the President of the Management Board upon his own initiative or upon request of three members of the Management Board. Meetings of the Management Board may be also convened upon initiative of the Supervisory Board or its Chairman. Notices concerning meetings of the Management Board should be delivered to all the members of the Management Board at least 1 day before the date of the meting, unless all members of the Board agree to forego such a requirement or when the meeting is called for urgent and important reasons. Meetings of the Management Board shall be chaired by the President of the Management Board.

14. Subject to the applicable provisions of the law, the Management Board may:

1) hold meetings and adopt resolutions (pursuant to section 12 above) by way of means of direct communication over distance, provided that each member of the Management Board is able to take the floor during the discussion),

2) adopt resolutions without formally holding the meeting, pursuant to section 12 above, provided that all the members of the Management Board express their position as regards the proposed wording of the resolution in writing or by means of direct communication over distance (vote: in favor, against or abstain from voting).";

1.15/ The former wording of § 15:

"A representative of the Supervisory Board delegated from amongst its members shall execute contracts of employment with members of the Company's

Management Board. Other actions related to employment relations with members of the Management Board shall be carried out according to the same procedure.",

shall now be replaced with the following wording:

"A representative of the Supervisory Board delegated from amongst its members shall execute contracts of employment, management contracts or other contracts of a similar nature with members of the Company's Management Board. Other actions related to such a contract with a member of the Management Board shall be carried out according to the same procedure.";

1.16/ The former wording of § 16:

"1. The Supervisory Board shall be composed of 10 members. The term of office of the Supervisory Board shall be three years, save for the term of office of the first Board.

2. Seven Supervisory Board members shall be elected by the General Assembly of Shareholders, while three Supervisory Board members shall be elected by the Company's employees.

3. Members of the Supervisory Board appointed by the employees shall be elected in direct, secret and universal elections. The results of the elections are binding upon the General Assembly of Shareholders.

4. A representative of the State Treasury may participate in the meetings of the Supervisory Board with an advisory voice upon invitation of the Supervisory Board Chairman.",

shall now be replaced with the following wording:

"1. The Supervisory Board shall be composed of 10 members. The joint tenure of Supervisory Board members shall be three years.

1a. The Supervisory Board may act if it is composed of not fewer than 8 members; however, in such circumstances the Chairman of the Supervisory Board or one of the Supervisory Board members shall request the Company's Management Board to forthwith convene an Extraordinary General Meeting of Shareholders in order to fill the vacancy in the Board.

1b. If during the Supervisory Board tenure the number of the Board's members falls below 8 members, is shall be deemed that the Supervisory Board becomes incapable of performing its function and in such case the Chairman of the Supervisory Board or one of the Supervisory Board members shall request the Company's Management Board to forthwith convene an Extraordinary General Meeting of Shareholders in order to fill the vacancy in the Board.

2. With the exception of the three members elected by the Company's employees, members of the Supervisory Board shall be elected by the General Meeting of Shareholders.

3. Members of the Supervisory Board to be appointed by the employees shall be elected in direct, secret and universal elections. The results of the elections are binding upon the General Meeting of Shareholders.

4. A person who is not a member of the Supervisory Board may participate in the meetings of the Supervisory Board upon invitation of the Board's Chairman with an advisory voice.

5. The Company's employees may recall a Supervisory Board member elected by them prior to the lapse of his tenure. A motion to recall a Supervisory Board member shall be signed by one-fifth of all eligible employees.",

1.17/ The former wording of § 17.2:

„2. The Chairman of the Supervisory Board shall convene meetings of the Board and shall preside over these meetings. The Chairman of the Supervisory Board serving the previous term of office shall convene and open the first meeting of the newly elected Supervisory Board and shall preside over such meeting until a new Chairman is elected.",

shall now be replaced with the following wording:

„2. The Chairman of the Supervisory Board shall convene meetings of the Board and shall preside over these meetings. The first meeting of the newly elected Supervisory Board shall be convened, opened and presided over by the former Chairman of the Supervisory Board or one of the members of the newly elected Supervisory Board, who shall preside over such meeting until a Chairman is elected.";

1.18/ The former wording of § 18.2:

"2. Meetings of the Supervisory Board shall be convened by the Chairman of the Board upon his own initiative or, in the Chairman's absence, by the Vice-Chairman of the Supervisory Board. Chairman of the Supervisory Board shall convene a meeting of the Board also upon a written request of the Management Board or at least 4 members of the Supervisory Board. The meeting shall be held within 14 days from the date of such a request.",

shall now be replaced with the following wording:

"2. Meetings of the Supervisory Board shall be convened by the Chairman of the Board upon his own initiative or by the Vice-Chairman in the case of a permanent obstacle on the part of the Chairman. The Chairman of the Supervisory Board shall convene a meeting of the Supervisory Board also upon a written request of the Management Board or a member of the Supervisory Board within two weeks from the date of receipt of such a request.";

1.19/ The former wording of § 19:

"1. In order to ensure the validity of resolutions passed by the Supervisory Board, all the Board members must be invited to its meeting, at least 7 days prior to the meeting, by a registered mail or personally, receipt of the invitation acknowledged, unless all the members of the Supervisory Board consent to reduce the said 7-day period. This condition need not be complied with, if all the members of the Supervisory Board are present at the meeting and agree to pass valid resolutions. The notice concerning convening the meeting should also specify its agenda.

2. Resolutions of the Supervisory Board shall be adopted by a simple majority of votes cast in the presence of at least half of the Supervisory Board members. In case of an equal division of votes for and against adopting a resolution, the vote of

the Chairman of the Supervisory Board shall prevail. The abstaining votes shall not be taken into account for the purpose of calculating the majority.

3. Subject to the applicable provisions of the law, the Supervisory Board may:

1) hold meetings by way of a teleconference call, provided that each member of the Supervisory Board is able to hear the remaining members and take part in the discussion,
2) adopt resolutions without formally convening the meeting, provided that all the members of the Supervisory Board grant their consent in writing or by a facsimile transmission to adopt a resolution in a proposed wording.

4. The Supervisory Board shall adopt the Rules of Supervisory Board which shall specify the detailed procedures of its operations.",

shall now be replaced with the following wording:

"1. In order to ensure the validity of resolutions passed by the Supervisory Board, all the Board members must be invited to its meeting, at least 7 days prior to the meeting, by registered mail, e-mail message, facsimile message or personally (in the latter case –receipt of the invitation must be acknowledged), unless all the members of the Supervisory Board agree to reduce the said 7-day period. This condition need not be complied with, if all the members of the Supervisory Board are present at the meeting and agree to pass valid resolutions. The notice concerning convening the meeting should specify its agenda.

1a. In cases of particular importance, the 7-day period referred to in section 1 hereinabove may be reduced by the Chairman of the Supervisory Board to 3 days.

2. Resolutions of the Supervisory Board shall be adopted by a simple majority of votes cast in the presence of at least half of the Supervisory Board members. In case of an equal division of votes for and against adopting a resolution, the Chairman of the Supervisory Board shall have a casting vote. The abstaining votes shall not be taken into account for the purpose of calculating the majority.

3. Subject to the applicable provisions of the law, the Supervisory Board may:

1) hold meetings and adopt resolutions (pursuant to section 2 above) by way of means of direct communication over distance, provided that each member of the Supervisory Board is able to take the floor in the discussion,
2) adopt resolutions without formally holding the meeting, pursuant to section 2 above, provided that all the members of the Supervisory Board express their position as regards the proposed wording of the resolution in writing or by means of direct communication over distance (vote: in favor, against or abstain from voting).

4. Members of the Supervisory Board may take part in adopting resolutions of the Supervisory Board by casting their vote in writing via a stand-in member of the Supervisory Board. Casting a vote in writing may not concern matters placed on the agenda during the Supervisory Board's meeting. A member of the Supervisory Board may not stand in to pass on the vote of more than one member of the Supervisory Board.

5. The Supervisory Board shall adopt its By-Laws defining the Board's organization and detailed procedures of its operations.";

1.20/ The former wording of § 20.2.1:

"1) examination of the Company's financial statements, including the balance sheet, the profit and loss account, the additional notes and the cash flow statement,",

shall now be replaced with the following wording:

"1) evaluation of the Company's financial statements, including the balance sheet, the profit and loss account, the additional notes and the cash flow statement,";

1.21/ The former wording of § 20.2.2:

"2) examination of the Company's Management Board report and recommendations of the Management Board concerning distribution of profits or coverage of losses,",

shall now be replaced with the following wording:

"2) evaluation of the Company's Management Board report and motions of the Management Board concerning distribution of profits or coverage of losses,";

1.22/ The former wording of § 20.2.7:

"7) adopting, by a resolution, the consolidated text of the Company's Statutes for the purpose of the Company's internal procedures,",

shall now be replaced with the following wording:

"7) determining the consolidated text of the amended Company's Statutes as well as introducing other amendments of editorial nature as specified in a resolution of the General Meeting,";

1.23/ The former wording of § 20.2.11:

"11) approval of plans relating to employee participation in the Company's profits, including plans relating to issue of options for the Company's shares as well as proposed material amendments of the collective employee and company employment agreement binding in the Company.",

shall now be replaced with the following wording:

"11) approval of plans relating to employee participation in the Company's profits, including plans relating to issue of options for the Company's shares as well as proposed material amendments to the collective employment agreement binding in the Company as well as major changes in social policy pursued by the Company,";

1.24/ A new point 12 in the wording as follows hereinbelow shall be added in § 20.2:

"12) giving opinions on motions put forward by the Management Board to the General Meeting as well as giving opinions and adopting resolutions on other matters brought forward by the Company's Management Board.";

1.25/ The former wording of § 21.1:

"1. Members of the Supervisory Board shall fulfill their duties and exercise their rights in person.",

shall now be replaced with the following wording:

"1. Subject to stipulations of § 19 section 4 hereinabove, Members of the Supervisory Board shall fulfill their duties and exercise their rights in person.";

1.26/ The former wording of § 22.2:

"2. The Ordinary General Assembly of Shareholders shall be convened by the Management Board of the Company within six months following the end of the financial year.",

shall now be replaced with the following wording:

"2. The Annual General Meeting of Shareholders shall be convened by the Management Board of the Company within six months following the end of each financial year.";

1.27/ The former wording of § 22.3:

"3. An Extraordinary General Assembly of Shareholders shall be convened by the Management Board of the Company upon its own initiative or upon a written request of the Supervisory Board or members of the Supervisory Board appointed by the Company's employees or upon request of shareholders representing at least 1/10 of the Company's share capital.",

shall now be replaced with the following wording:

"3. The Extraordinary General Meeting of Shareholders shall be convened by the Management Board of the Company upon its own initiative or upon a written request of the Supervisory Board, members of the Supervisory Board elected by the employees or upon request of shareholders representing at least 1/10 of the Company's share capital.";

1.28/ The former wording of § 22.7:

"7. Members of the Supervisory Board appointed by the Company's employees shall exercise their powers specified in section 3 and section 6 and in § 23 section 3 by way of a written motion signed by a majority of such members.";

shall now be replaced with the following wording:

"7. Members of the Supervisory Board elected by the Company's employees shall exercise their powers specified in section 3 and section 6 and in § 23 section 3 by way of a written motion signed by all such members.";

1.29/ The former wording of § 23.3:

"3. The Supervisory Board, members of the Supervisory Board appointed by the Company's employees, or shareholders representing at least 1/10 of the Company's share capital may demand that certain matters be included in the agenda of the forthcoming General Assembly of Shareholders.",

shall now be replaced with the following wording:

"3. The Supervisory Board, members of the Supervisory Board elected by the employees of the Company or shareholders representing at least 1/10 of the

Company's share capital may demand that certain matters be placed on the agenda of the forthcoming General Meeting of Shareholders.";

1.30/ The former wording of § 25.1:

"1. In order to ensure the validity of resolutions passed by the General Assembly of Shareholders, at least 25% of the Company's share capital must be represented at the Assembly.",

shall now be replaced with the following wording:

"1. A General Meeting of Shareholders shall be valid if the number of shares represented thereat is equivalent to at least 25% of the Company's share capital.";

1.31/ The former wording of § 25.2:

"2. Unless these Statutes or the law provide otherwise, each share shall entitle its holder to pass one vote at the General Assembly of Shareholders.",

shall now be replaced with the following wording:

"2. Each share shall carry one vote at the General Meeting of Shareholders.";

1.32/ The former wording of § 26:

"1. Resolutions of the General Assembly of Shareholders shall be adopted by a simple majority of votes cast, unless these Statutes or the law provide otherwise.

2. Resolution concerning winding-up of the Company in circumstances referred to in Article 430 of the Polish Commercial Code shall be adopted by a majority of 3/4 of votes cast.",

shall now be replaced with the following wording:

"1. Resolutions of the General Meeting of Shareholders shall be adopted by a simple majority of votes cast in favor of a resolution, unless these Statutes provide otherwise and unless absolutely binding provisions of the Commercial Companies and Partnerships' Code require other majority.

2. A resolution shall be deemed adopted if the number of votes cast in favor of a resolution is greater than the number of votes cast against it. The abstaining votes shall not be taken into account.

3. Resolution concerning winding-up of the Company in circumstances referred to in Article 397 in conjunction with Article 415 § 2 of the Polish Companies and Partnerships' Code shall be adopted by a majority of 3/4 of votes cast in favor of the resolution";

1.33/ The former wording of § 27.1:

"1. Voting shall be open. Secret ballot may be adhered to in voting during elections and voting on motions concerning dismissal of members of the Company's governing bodies or its liquidators, on matters concerning their liability or in personal matters. Moreover, secret ballot shall be ordered upon request of even a single General Assembly attendee who is entitled to cast a vote.",

shall now be replaced with the following wording:

"1. Voting shall be open. Secret ballot may be ordered when voting during elections and voting on motions concerning recalling members of the Company's governing bodies or its liquidators, matters concerning their liability or personal matters. Moreover, secret ballot shall be ordered, should at least one shareholder present or represented at the General Meeting so demand.";

1.34/ The former wording of § 27.2:

"2. Resolutions concerning altering the Company's core business shall at all times be adopted in open personal voting.",

shall now be replaced with the following wording:

"2. Resolutions concerning altering the Company's core business shall at all times be adopted in open voting by roll-call.";

1.35/ The former wording of § 29 :

"1. The powers of the General Assembly of Shareholders shall include:

1) examination and approval of the Company's Management Board report, the balance sheet and the profit and loss account for the preceding year,
2) adopting a resolution concerning distribution of profits or coverage of losses,
3) granting a vote of approval to the governing bodies of the Company in respect of performance of their duties,
4) alteration of the Company's core business,
5) amending the Company's Statutes,
6) increase or reduction of the share capital,
7) merger or transformation of the Company,
8) winding-up and liquidation of the Company,
9) bonds issue,
10) granting consent for purchase by the Company of real property or fixed assets at a price exceeding one fifth of the paid-in share capital of the Company, if such purchase were to take place within two years from the date of the Company's registration,
11) all decisions concerning claims for redress of damages inflicted upon founding the Company, management or supervision over its affairs.

2. Apart from matters enumerated in section 1, also the matters specified in the Polish Commercial Code require a resolution of the General Assembly of Shareholders.

3. Powers enumerated in section 1 points 2, 4, 5, 6, 7, 9 and 10 shall be exercised by the General Assembly of Shareholders upon request of the Company's Management Board submitted along with an opinion of the Supervisory Board. A request filed by the shareholders on these matters should also include an opinion of the Company's Management Board and the Supervisory Board.",

shall now be replaced with the following wording:

"1. The powers of the General Meeting of Shareholders shall include:

1) examination and approval of the Management Board's report on the Company's activities and financial statements for the past financial year,
2) adopting a resolution concerning distribution of profits or coverage of losses,
3) granting a vote of approval to members of the Company's governing bodies in respect of performance of their duties,
4) alteration of the Company's core business,
5) amending the Company's Statutes,
6) increase or reduction of the share capital,
7) merger, division or transformation of the Company,
8) winding-up and liquidation of the Company,
9) issue of bonds, either convertible or with a priority warrant,
10) all decisions concerning claims for redress of damages inflicted by founding the Company, management or supervision over its affairs.

2. Acquisition or transfer of real property, title to perpetual usufruct or share in a real property shall not require a resolution of the General Meeting of Shareholders, except for transfer of such assets where the transaction value exceeds PLN 30,000,000 (say: thirty million zlotys).

3. Apart from matters enumerated in section 1, also the matters specified in the Commercial Companies and Partnerships' Code require a resolution of the General Meeting of Shareholders.

4. Powers enumerated in section 1 points 2, 4, 5, 6, 7, and 9 shall be exercised by the General Meeting of Shareholders upon request of the Company's Management Board submitted along with a written opinion of the Supervisory Board. A request filed by the shareholders on these matters should also include an opinion of the Company's Management Board and the Supervisory Board.";

1.36/ The former wording of § 30:

"Subject to the applicable law, alterations of the Company's core business may be introduced without any obligation on the part of the Company to repurchase its shares.",

shall now be replaced with the following wording:

"Subject to the applicable law, the Company's core business may be altered without any obligation on the part of the Company to repurchase its shares.";

1.37/ The former wording of § 31:

"The organizational framework of the Company shall be outlined in its organizational bye-laws prepared by the Company's Management Board.",

shall now be replaced with the following wording:

"The organization of the Company shall be outlined in its organizational By-Laws laid down by the Company's Management Board.";

1.38/ The former wording of § 32.2:

"The financial year* of the Company shall be the calendar year.",

shall now be replaced with the following wording:

"The financial year* of the Company shall be the calendar year.";

[Translator's note: This amendment applies to the Polish wording only. Both the terms translate into the phrase "financial year"].*

1.39/ Section 3 in the wording as follows hereinbelow shall be deleted from § 32:

"3. The first financial year of the Company shall begin on the date of the Company's registration and shall end on December 31, 1991.";

1.40/ The former wording of § 33:

"1. The Company shall set aside the following capital and funds:

1) share capital*,
2) supplementary capital,
3) reserve capital,
4) the Company's employee social benefits fund.

2. Acting by virtue of a resolution of the General Assembly of shareholders, the Company may set aside and terminate other special funds at the beginning and throughout the duration of the financial year*.",

shall now be replaced with the following wording:

"1. The Company shall set aside the following capitals and funds:

1) share capital*,
2) supplementary capital,
3) reserve capital,
4) the Company's employee social benefits fund.

2. Acting by virtue of a resolution of the General Meeting of Shareholders, the Company may set aside and terminate other special funds at the beginning and throughout the duration of the financial year*.";

[Translator's note: These amendments apply to the Polish wording only. Both the terms in subsection 1) translate into the phrase "share capital" and both the terms in section 2. translate into "financial year"]*

1.41/ The former wording of § 34:

"Within three months after the end of the financial year, the Management Board of the Company shall prepare and submit to the Company's supervisory bodies the balance sheet prepared as at the last day of the year, the profit and loss account and a detailed written report concerning the Company's operations throughout the period in question.",

shall now be replaced with the following wording:

"Within three months after the end of the financial year, the Management Board of the Company shall prepare and submit to the Company's supervisory bodies the balance sheet prepared as at the last day of the year, the profit and loss account and a detailed written report concerning the Company's operations throughout the period in question.";

[Translator's note: This amendment applies to the Polish wording only. Both the terms translate into the phrase "financial year"].*

1.42/ The former wording of § 36.2:

"2. Each announcement of the Company should also be displayed in the Company's corporate headquarters in a public place accessible to all its employees.",

shall now be replaced with the following wording:

"2. Each announcement of the Company shall also be displayed in the Company's corporate headquarters in a public place accessible to all employees."

2. The consolidated text of the Orbis S.A. Statutes adopted by virtue of the Notary's Deed concerning transformation of a state-owned enterprise „Orbis" into a joint-stock company (Notary's Deed no Rep. A 1882/1990 drawn on December 17, 1990, by Notary Paweł Błaszczak of the Notary's Office no 18 in Warsaw, located at 29 Długa street), incorporating the amendments approved by the General Meeting of Shareholders as the following Notary's Deeds:

a) Notary's Deed No Rep. 2152/91 dated April 17, 1991;
b) Notary's Deed No Rep. 2842/91 dated May 8, 1991;
c) Notary's Deed No Rep. 6947/93 dated July 14, 1993;
d) Notary's Deed No Rep. 9366/93 dated September 22, 1993;
e) Notary's Deed No Rep. 14498/93 dated December 28, 1993;
f) Notary's Deed No Rep. 11642/94 dated June 7, 1994;
g) Notary's Deed No Rep. 7536/95 dated May 31, 1995;
h) Notary's Deed No Rep. 12197/97 dated June 27, 1997;
i) Notary's Deed No Rep. 14833/97 dated August 11, 1997;
j) Notary's Deed No Rep. 16306/97 dated September 4, 1997;
k) Notary's Deed No Rep. 2582/98 dated April 14, 1998;
l) Notary's Deed No Rep. 5850/98 dated July 30, 1998;
m) Notary's Deed No Rep. 6936/2000 dated November 6, 2000,

in the following wording:

"**STATUTES**

I. GENERAL PROVISIONS

§ 1

The business name of the Company shall be: *"ORBIS" Spółka Akcyjna*. The Company may use the abbreviated business name *"Orbis" S.A.* and its equivalent in foreign languages.

§ 2

The corporate seat of the Company shall be located in the Capital City of Warsaw.

§ 3

1. The founder of the Company was the State Treasury.
2. The Company was established as a result of transformation of a state-owned enterprise named *Państwowe Przedsiębiorstwo "ORBIS"*.

§ 4

1. The Company shall operate on the basis of the Polish Companies and Partnerships' Code as well as other applicable provisions of the law.
2. The legal regulations referred to in section 1 above shall apply to matters not regulated herein.

§ 5

The Company shall operate within the territory of the Republic of Poland and abroad.

II. THE COMPANY'S CORE BUSINESS

§ 6

The Company's core business shall consist in:

1) organization and servicing of domestic and international tourism (63.30.A),
2) coordination, organization and servicing of congresses, conventions, symposia, conferences, exhibitions and other special events along with additional services (74.84.A),
3) provision of hotel lodging and catering services and provision of ancillary services (55.11.Z),
4) agency services in the area of booking and sale of carriage documents by Polish and foreign carriers in domestic and international travel as well as organization of transportation by all means of transport (63.30.C),
5) provision of transport services, including lease of transport vehicles, and organization of transportation by own transport vehicles (60.23.Z),
6) provision of transport vehicle repair services (50.20.A),

7) operating cashier outlets offering sale and purchase of foreign tender (67.13.Z),
8) advertising and publishing activities, both in Poland and abroad (74.40.Z),
9) foreign trade operations, in particular in the areas related to the Company's core business (51.70.B),
10) sale of domestic and foreign products and goods (52.63.Z),
11) provision of services and conducting business operations in the area of training, investment and information technology (80.42.Z),
12) provision of banking services within the limits of a license (65.22.Z),
13) organization and running of gambling games and lotteries (92.71.Z),
14) provision of insurance services within the limits of licenses and authorizations (67.20.Z),
15) provision of customs agency services within the limits of a license (63.40.C),
16) lease of non-residential premises (70.20.Z),
17) management of foreign hotels within the framework of hotel management systems operated by the Company (70.32.B).

III. THE COMPANY'S SHARE CAPITAL

§ 7

(deleted)

§ 8

The share capital of the Company amounts to PLN 92,154,016 (say: ninety two million one hundred fifty four thousand and sixteen zlotys) and is divided into 46,077,008 (say: forty six million seventy seven hundred and eight) shares having a nominal value of PLN 2.00 (say: two zlotys) each.

§ 9

1. The Company's shares shall be either registered or made to the bearer. The bearer shares shall not be convertible into registered shares.
2. The first issue shall consist of 37,500,000 common bearer shares of „A" series numbered from 1 to 37,500,000.
3. The second issue shall consist of 8,523,625 common bearer shares of „B" series numbered from 1 to 8,523,625.
4. The third issue shall consist of 53,383 common bearer shares of „C" series numbered from 1 to 53,383.

§ 10

The Company's shares may be redeemed upon shareholder's consent by way of their acquisition by the Company (voluntary redemption).

IV. THE COMPANY'S GOVERNING BODIES

§ 11

The Company's governing bodies are:
1. The Management Board of the Company,
2. The Supervisory Board,
3. The General Meeting of Shareholders.

A. THE MANAGEMENT BOARD

§ 12

1. The Management Board of the Company shall be composed of 3 to 7 members. The joint tenure of Management Board members shall be three years.
2. The Supervisory Board shall appoint and recall the President of the Management Board and, having sought the opinion of the President, the remaining members of the Management Board.
3. The President, any member of the Management Board as well as the entire Management Board may be recalled by the Supervisory Board prior to the expiry of the tenure.

§ 13

1. The Management Board shall manage the affairs of the Company headed by the President of the Management Board and shall represent the Company.
2. Each member of the Management Board shall have the right and the duty to manage the affairs of the Company. Matters that do not exceed the scope of ordinary management of the Company may be dealt with by any member of the Management Board without a prior resolution of the Management Board.
3. Each member of the Management Board may object to a certain matter being dealt with by another member of the Management Board or to the manner of dealing with such a matter and may demand that a meeting of the Management Board devoted to this issue be called. Each member of the Management Board shall inform the remaining members of the Management Board about each and every matter dealt with by such member, if its value exceeds PLN 500,000.
4. Matters exceeding the scope of ordinary management of the Company and matters objected to by any member of the Management Board shall require passing a resolution at a Management Board meeting.
5. The ordinary management of the Company shall involve managing the overall affairs of the Company as well as such legal and factual actions undertaken by the Management Board that should be carried out under regular circumstances in order to properly discharge the Company's duties.
6. All matters related to managing the affairs of the Company which have not been reserved for the General Meeting of Shareholders or the Supervisory Board by virtue of the law or these Statutes shall fall within the scope of tasks of the Company's Management Board.

7. The detailed procedures of the Management Board's operations shall be laid down in the By-Laws of the Management Board. The said By-Laws shall be adopted by the Management Board and approved by the Supervisory Board.

8. The President of the Management Board shall be the General Director of the Company Orbis S.A. and shall perform the task of a general supervision over the Company's activities. The President of the Management Board shall co-ordinate the implementation of tasks assigned to the remaining members of the Management Board and resolve all disputable matters related to the Company's activities, which have not been reserved for a collegiate decision of the Management Board, the Supervisory Board or the General Meeting of Shareholders.

9. Each member of the Management Board shall inform the General Director of the Company Orbis S.A. about his activities as regards the scope of matters assigned to such a Management Board member, activities of units subordinate to such a member and about the member's intentions as regards the above-mentioned activities. General Director of the Company Orbis S.A. shall have the right to intervene in each and every matter of the Company.

10. In the case of an equal division of votes for and against adopting a resolution of the Management Board, the President of the Management Board shall have a casting vote.

11. The following actions of the Management Board shall require a prior consent of the Supervisory Board:

    1) acquisition of a real property, title to perpetual usufruct or share in a real property having a transaction value in excess of PLN 6,000,000 (say: six million zlotys),
    2) executing a transaction other than that referred to in point 1 above, including transactions involving sale, acquisition, credit facility and guaranty of a value in excess of PLN 30,000,000 (say: thirty million zlotys),
    3) transfer by the Company of shares or interest in the Company's subsidiaries, irrespective of the value of such shares or interest, transfer by the Company of shares or interest in other companies, where the transaction value exceeds PLN 30,000,000 (say: thirty million zlotys) as well as granting consent for the acquisition or transfer by a Company's subsidiary of shares or interest in other companies, where the transaction value exceeds PLN 30,000,000 (say: thirty million zlotys),
    4) concluding an agreement with a chartered auditor,
    5) all actions affecting the Company's share capital, including issue of shares, options, as well as issue of debt instruments, including, but not limited to, bonds and convertible bonds as well as redemption of shares,
    6) approval of plans and the Company's development strategies prepared by the Management Board as well as its annual budgets, including annual capital expenditure and investment plans,
    7) preparation and launching schemes relating to employee participation in the Company's profits, including plans relating to issue of options for the Company's shares as well as material amendments to collective employment agreements binding in the Company as well as major changes in social policy pursued by the Company,
    8) proposals pertaining to distribution of the dividend.

12. Resolutions of the Management Board shall be adopted by a simple majority of votes cast in the presence of at least half of the Management Board members (in the case of

odd number of Management Board members, the number shall be rounded down to a whole number plus one member of the Management Board), whilst the abstaining votes shall not be taken into account for the purpose of calculating the majority.

13. Meetings of the Management Board shall be held at least once a month. Meetings of the Management Board shall be convened by the President of the Management Board upon his own initiative or upon request of three members of the Management Board. Meetings of the Management Board may be also convened upon initiative of the Supervisory Board or its Chairman. Notices concerning meetings of the Management Board should be delivered to all the members of the Management Board at least 1 day before the date of the meting, unless all members of the Board agree to forego such a requirement or when the meeting is called for urgent and important reasons. Meetings of the Management Board shall be chaired by the President of the Management Board.

14. Subject to the applicable provisions of the law, the Management Board may:
    1) hold meetings and adopt resolutions (pursuant to section 12 above) by way of means of direct communication over distance, provided that each member of the Management Board is able to take the floor during the discussion,
    2) adopt resolutions without formally holding the meeting, pursuant to section 12 above, provided that all the members of the Management Board express their position as regards the proposed wording of the resolution in writing or by means of direct communication over distance (vote: in favor, against or abstain from voting).

§ 14

The President acting jointly with a member of the Management Board, two members of the Management Board acting jointly or a member of the Management Board acting jointly with a holder of the power of attorney to represent the Company may make declarations of intent or sign on behalf of the Company.

§ 15

A representative of the Supervisory Board delegated from amongst its members shall execute contracts of employment, management contracts or other contracts of a similar nature with members of the Company's Management Board. Other actions related to such a contract with a member of the Management Board shall be carried out according to the same procedure.

B. THE SUPERVISORY BOARD

§ 16

1. The Supervisory Board shall be composed of 10 members. The joint tenure of Supervisory Board members shall be three years.

1a. The Supervisory Board may act if it is composed of not fewer than 8 members; however, in such circumstances the Chairman of the Supervisory Board or one of the Supervisory Board members shall request the Company's Management Board to forthwith convene an Extraordinary General Meeting of Shareholders in order to fill the vacancy in the Board.

1b. If during the Supervisory Board tenure the number of the Board's members falls below 8 members, is shall be deemed that the Supervisory Board becomes incapable of performing its function and in such case the Chairman of the Supervisory Board or one of the Supervisory Board members shall request the Company's Management Board to forthwith convene an Extraordinary General Meeting of Shareholders in order to fill the vacancy in the Board.

2. With the exception of the three members elected by the Company's employees, members of the Supervisory Board shall be elected by the General Meeting of Shareholders.

3. Members of the Supervisory Board to be appointed by the employees shall be elected in direct, secret and universal elections. The results of the elections are binding upon the General Meeting of Shareholders.

4. A person who is not a member of the Supervisory Board may participate in the meetings of the Supervisory Board upon invitation of the Board's Chairman with an advisory voice.

5. The Company's employees may recall a Supervisory Board member elected by them prior to the lapse of his tenure. A motion to recall a Supervisory Board member shall be signed by one-fifth of all eligible employees.

§ 17

1. The Supervisory Board shall elect the Chairman and the Vice-Chairman of the Supervisory Board from amongst its members as well as the Secretary, if required.

2. The Chairman of the Supervisory Board shall convene meetings of the Board and shall preside over these meetings. The first meeting of the newly elected Supervisory Board shall be convened, opened and presided over by the former Chairman of the Supervisory Board or one of the members of the newly elected Supervisory Board, who shall preside over such meeting until a Chairman is elected.

3. The Supervisory Board may recall the Chairman, the Vice-Chairman and the Secretary of the Board.

§ 18

1. The Supervisory Board shall hold meetings at least once a quarter.

2. Meetings of the Supervisory Board shall be convened by the Chairman of the Board upon his own initiative or by the Vice-Chairman in the case of a permanent obstacle on the part of the Chairman. The Chairman of the Supervisory Board shall convene a meeting of the Supervisory Board also upon a written request of the Management Board or a member of the Supervisory Board within two weeks from the date of receipt of such a request.

§ 19

1. In order to ensure the validity of resolutions passed by the Supervisory Board, all the Board members must be invited to its meeting, at least 7 days prior to the meeting, by registered mail, e-mail message, facsimile message or personally (in the latter case – receipt of the invitation must be acknowledged), unless all the members of the

Supervisory Board agree to reduce the said 7-day period. This condition need not be complied with, if all the members of the Supervisory Board are present at the meeting and agree to pass valid resolutions. The notice concerning convening the meeting should specify its agenda.

1a. In cases of particular importance, the 7-day period referred to in section 1 hereinabove may be reduced by the Chairman of the Supervisory Board to 3 days.

2. Resolutions of the Supervisory Board shall be adopted by a simple majority of votes cast in the presence of at least half of the Supervisory Board members. In case of an equal division of votes for and against adopting a resolution, the Chairman of the Supervisory Board shall have a casting vote. The abstaining votes shall not be taken into account for the purpose of calculating the majority.

3. Subject to the applicable provisions of the law, the Supervisory Board may:

   1) hold meetings and adopt resolutions (pursuant to section 2 above) by way of means of direct communication over distance, provided that each member of the Supervisory Board is able to take the floor in the discussion,

   2) adopt resolutions without formally holding the meeting, pursuant to section 2 above, provided that all the members of the Supervisory Board express their position as regards the proposed wording of the resolution in writing or by means of direct communication over distance (vote: in favor, against or abstain from voting).

4. Members of the Supervisory Board may take part in adopting resolutions of the Supervisory Board by casting their vote in writing via a stand-in member of the Supervisory Board. Casting a vote in writing may not concern matters placed on the agenda during the Supervisory Board's meeting. A member of the Supervisory Board may not stand in to pass on the vote of more than one member of the Supervisory Board.

5. The Supervisory Board shall adopt its By-Laws defining the Board's organization and detailed procedures of its operations.

§ 20

1. The Supervisory Board shall exercise constant supervision over the Company's operations.

2. Apart from matters reserved for the Supervisory Board by virtue of these Statutes, the specific powers of the Supervisory Board shall include:

   1) evaluation of the Company's financial statements, including the balance sheet, the profit and loss account, the additional notes and the cash flow statement,
   2) evaluation of the Company's Management Board report and motions of the Management Board concerning distribution of profits or coverage of losses,
   3) filing a written report to the General Meeting outlining the results of activities referred to in points 1 and 2 above,
   4) suspending, for material reasons, the performance of duties by a member of the Management Board or the entire Management Board,
   5) delegating a member or members of the Supervisory Board to temporarily perform the duties of a Management Board member, if such a Management Board

member or the entire Management Board has been suspended or in those cases when the Management Board is incapable of action for other reasons,

6) approval of the By-Laws of the Company's Management Board,
7) determining the consolidated text of the amended Company's Statutes as well as introducing other amendments of editorial nature as specified in a resolution of the General Meeting,
8) selection of a chartered auditor to audit the Company's financial statements,
9) examination and approval of the quarterly reports concerning the Company's operations,
10) approval of the Company's development plans and strategies prepared by the Management Board as well as its annual budget (including annual plans of hotel modernization and renovation),
11) approval of plans relating to employee participation in the Company's profits, including plans relating to issue of options for the Company's shares as well as proposed material amendments to the collective employment agreement binding in the Company as well as major changes in social policy pursued by the Company,
12) giving opinions on motions put forward by the Management Board to the General Meeting as well as giving opinions and adopting resolutions on other matters brought forward by the Company's Management Board.

§ **21**

1. Subject to stipulations of § 19 section 4 hereinabove, Members of the Supervisory Board shall fulfill their duties and exercise their rights in person.
2. The remuneration of the Supervisory Board members shall be determined by the General Meeting of Shareholders.
3. The remuneration of the Supervisory Board members delegated to temporarily perform the duties of Management Board members shall be determined by a resolution of the Supervisory Board.

C. THE GENERAL MEETING OF SHAREHOLDERS

§ **22**

1. The General Meeting of Shareholders shall be convened as an Annual General Meeting or an Extraordinary General Meeting.
2. The Annual General Meeting of Shareholders shall be convened by the Management Board of the Company within six months following the end of each financial year.
3. The Extraordinary General Meeting of Shareholders shall be convened by the Management Board of the Company upon its own initiative or upon a written request of the Supervisory Board, members of the Supervisory Board elected by the employees or upon request of shareholders representing at least 1/10 of the Company's share capital.
4. An Extraordinary General Meeting of Shareholders requested by the Supervisory Board, by members of the Supervisory Board appointed by the Company's employees or by shareholders shall be convened within two weeks from the date of filing such a request.

5. The Supervisory Board shall convene the General Meeting of Shareholders in the following cases:
   1) if the Company's Management Board failed to convene an Annual General Meeting within the prescribed time limit,
   2) if the Management Board failed to convene the General Meeting within the time limit referred to in section 4 above despite receipt of a request referred to in section 3.

6. The powers specified in section 5 point 2 above shall also be vested in the members of the Supervisory Board elected by the Company's employees.

7. Members of the Supervisory Board elected by the Company's employees shall exercise their powers specified in section 3 and section 6 and in § 23 section 3 by way of a written motion signed by all such members.

§ 23

1. The General Meeting of Shareholders may adopt resolutions only on matters included in its agenda.
2. The agenda for the Meeting shall be determined by the Management Board of the Company.
3. The Supervisory Board, members of the Supervisory Board elected by the employees of the Company or shareholders representing at least 1/10 of the Company's share capital may demand that certain matters be placed on the agenda of the forthcoming General Meeting of Shareholders.
4. Should a request to that effect be filed after the first notice concerning the convening of the General Meeting has been already published, such demand shall be regarded as a request to convene an Extraordinary General Meeting of Shareholders.

§ 24

General Meetings of Shareholders are held in the Company's corporate seat.

§ 25

1. A General Meeting of Shareholders shall be valid if the number of shares represented thereat is equivalent to at least 25% of the Company's share capital.
2. Each share shall carry one vote at the General Meeting of Shareholders.

§ 26

1. Resolutions of the General Meeting of Shareholders shall be adopted by a simple majority of votes cast in favor of a resolution, unless these Statutes provide otherwise and unless absolutely binding provisions of the Commercial Companies and Partnerships' Code require other majority.
2. A resolution shall be deemed adopted if the number of votes cast in favor of a resolution is greater than the number of votes cast against it. The abstaining votes shall not be taken into account.

3. Resolution concerning winding-up of the Company in circumstances referred to in Article 397 in conjunction with Article 415 § 2 of the Polish Companies and Partnerships' Code shall be adopted by a majority of 3/4 of votes cast in favor of the resolution.

§ 27

1. Voting shall be open. Secret ballot may be ordered when voting during elections and voting on motions concerning recalling members of the Company's governing bodies or its liquidators, matters concerning their liability or personal matters. Moreover, secret ballot shall be ordered, should at least one shareholder present or represented at the General Meeting so demand.
2. Resolutions concerning altering the Company's core business shall at all times be adopted in open voting by roll-call.

§ 28

1. The General Meeting of Shareholders shall be opened by the Chairman of the Supervisory Board or a person nominated by the Chairman, whereupon the Chairman of the General Meeting shall be elected from amongst the persons entitled to vote.
2. The General Meeting of Shareholders shall adopt the By-Laws of the General Meeting specifying in detail its procedures.

§ 29

1. The powers of the General Meeting of Shareholders shall include:
   1) examination and approval of the Management Board's report on the Company's activities and financial statements for the past financial year,
   2) adopting a resolution concerning distribution of profits or coverage of losses,
   3) granting a vote of approval to members of the Company's governing bodies in respect of performance of their duties,
   4) alteration of the Company's core business,
   5) amending the Company's Statutes,
   6) increase or reduction of the share capital,
   7) merger, division or transformation of the Company,
   8) winding-up and liquidation of the Company,
   9) issue of bonds, either convertible or with a priority warrant,
   10) all decisions concerning claims for redress of damages inflicted by founding the Company, management or supervision over its affairs.

2. Acquisition or transfer of real property, title to perpetual usufruct or share in a real property shall not require a resolution of the General Meeting of Shareholders, except for transfer of such assets where the transaction value exceeds PLN 30,000,000 (say: thirty million zlotys).

3. Apart from matters enumerated in section 1, also the matters specified in the Commercial Companies and Partnerships' Code require a resolution of the General Meeting of Shareholders.

4. Powers enumerated in section 1 points 2, 4, 5, 6, 7, and 9 shall be exercised by the General Meeting of Shareholders upon request of the Company's Management Board submitted along with a written opinion of the Supervisory Board. A request filed by the shareholders on these matters should also include an opinion of the Company's Management Board and the Supervisory Board.

§ 30

Subject to the applicable law, the Company's core business may be altered without any obligation on the part of the Company to repurchase its shares.

V. MANAGEMENT OVER THE COMPANY

§ 31

The organization of the Company shall be outlined in its organizational By-Laws laid down by the Company's Management Board.

§ 32

1. The Company shall keep proper accounts in accordance with the applicable law.
2. The financial year of the Company shall be the calendar year.

§ 33

1. The Company shall set aside the following capitals and funds:
   1) share capital,
   2) supplementary capital,
   3) reserve capital,
   4) the Company's employee social benefits fund.
2. Acting by virtue of a resolution of the General Meeting of Shareholders, the Company may set aside and terminate other special funds at the beginning and throughout the duration of the financial year.

§ 34

Within three months after the end of the financial year, the Management Board of the Company shall prepare and submit to the Company's supervisory bodies the balance sheet prepared as at the last day of the year, the profit and loss account and a detailed written report concerning the Company's operations throughout the period in question.

§ 35

1. The Company's net profit may be allocated for purposes including, but not limited to:
   1) appropriations for supplementary capital,
   2) investments,
   3) appropriations for reserve capital set aside by the Company,
   4) payment of dividend to shareholders,

5) other purposes specified in a resolution adopted by an appropriate governing body of the Company.

2. The manner of distributing the Company's net profits shall be specified in a resolution adopted by the General Meeting of Shareholders.

3. The date on which the right to participate in the dividend is acquired or date of dividend payment shall be laid down by the General Meeting of Shareholders and announced by the Company's Management Board. Payment of dividend shall commence not later than within two months from the date of adopting a resolution concerning distribution of profit.

VI. MISCELLANEOUS PROVISIONS

§ 36

1. The Company's notices and announcements shall be published in the daily "*Monitor Sądowy i Gospodarczy*". The Company may also publish announcements in the "*Rzeczpospolita*" daily.

2. Each announcement of the Company shall also be displayed in the Company's corporate headquarters in a public place accessible to all employees.".

§ 2
Amendment of § 10 of the Statutes concerning redemption of shares is justified, pursuant to Article 359 § 4 of the Commercial Companies and Partnerships' Code, by adjustment of its provisions to the Commercial Companies and Partnerships' Code.

§ 3
Amendments to the statutes and the consolidated text of the Statutes, referred to in § 1 hereof, shall take legal effect upon their registration in the National Court Registry (Article 430 of the Commercial Companies and Partnerships' Code).